UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Illusio, Inc. (the "Company" or "we," "us," or "our")

Legal status of issuer

       Form
       Corporation

       Jurisdiction of Incorporation/Organization
       Delaware

       Date of organization
       February 17, 2015

Physical address of issuer
222 Via Malaga, San Clemente, CA 92673

Website of issuer
www.illusioimaging.com

Address of counsel to the issuer for copies of notices
BEVILACQUA PLLC
1050 Connecticut Avenue, NW
Suite 500
Washington, DC 20036
Attention: Louis A. Bevilacqua, Esq.

Name of intermediary through which the Offering will be conducted
Equifund Crowd Funding Portal Inc. ("Equifund" or, the "Intermediary")

CIK number of intermediary
0001705665

SEC file number of intermediary
7-115

CRD number, if applicable, of intermediary
288900

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The Intermediary will receive a commission equal to seven percent (7%) of the amount raised in the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The Intermediary will receive a number of shares of common stock of the issuer that is equal to seven percent (7%) of the total number of shares of common stock sold by the issuer in in the offering.

Type of security offered
Common Stock

Target number of Securities to be offered
18,348 shares of common stock

Price (or method for determining price)
$1.09 per share

Target offering amount
$**20,000**

Oversubscriptions accepted:
☑Yes

☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other; At the Company's discretion

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
February 28, 2020

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned. Affiliates of our company, including officers, directors and existing stockholders of our company, may invest in this offering and their funds will be counted toward us achieving the target amount.

Current number of employees
3

Summary financial information is provided below for calendar 2018 (most recent fiscal year end) and 2017 (prior fiscal year end).

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$166,234.60	$54,005.09
Cash & Cash Equivalents	$163,387.83	$54,005.09
Accounts Receivable	$0	$0
Short-term Debt	$0	$1,149.00
Long-term Debt	$0	$0
Revenues/Sales	$3,400	$0
Cost of Goods Sold	-$125,857.49	-$179,903.99
Taxes Paid	$800.00	$800.00
Net Income	-$571,334.49	-$516,030.73

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

INTENDED FOR REVIEW BY POTENTIAL INVESTORS ON EQUIFUND CROWD FUNDING PORTAL ONLY. DO NOT COPY OR DISTRIBUTE.

OFFERING STATEMENT

ILLUSIO, Inc.



Offering of a
Minimum of 18,348 Shares of Common Stock ($20,000)
up to a
Maximum of 981,651 Shares of Common Stock ($1,070,000)

Address for Notices and Inquiries:

ILLUSIO, Inc.

Ethan Winner
Chief Executive Officer
222 Via Malaga
San Clemente, CA 92673
949.444.8364
ethan@illusioimaging.com

With a copy of Notices to:

Bevilacqua PLLC

Louis A. Bevilacqua, Esq.
1050 Connecticut Ave., NW, Suite 500
Washington, DC 20036
202.869.0888
lou@bevilacquapllc.com

The date of this Offering Statement is November 1, 2019

OFFERING STATEMENT



Offering of a
Minimum of 18,348 Shares of Common Stock ($20,000)
up to a
Maximum of 981,651 Shares of Common Stock ($1,070,000)

	Offering Price	Crowdfunding Platform Commissions [1]	Proceeds to Company [2]
Per Share of Common Stock	$1.09	$0.08	$1.01
Minimum Shares of Common Stock Sold	$20,000	$1,400	$18,600
Maximum Shares of Common Stock Sold	$1,070,000	$74,900	$995,100

We are offering shares of our common stock at a price per share of $1.09. We are offering a minimum of 18,348 shares for $20,000 and up to a maximum of 981,651 shares for $1,070,000. The minimum investment that you may make is $700. We are offering the shares of our common stock to prospective investors through the crowdfunding platform available at https://equifundcfp.com/ and each subdomain thereof, which we refer to as the Platform. The Intermediary, who operates the Platform, is registered with the Securities and Exchange Commission, which we refer to as the SEC, as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority, which we refer to as FINRA. We are required to pay a commission to the Intermediary equal to 7% of gross monies raised in the offering and to issue to the Intermediary a number of shares of our Common Stock equal to 7% of the total shares of Common Stock sold in the offering.

[1]   In addition to the commission payable to the Intermediary, we will incur offering costs. The offering costs primarily consist of legal and accounting expenses payable to our counsel and accounting firm. We expect that the offering costs will total approximately $15,500 not including marketing costs. We are also required to issue to the Intermediary as additional consideration a number of the shares of Common Stock being offered equal to seven percent (7%) of the total shares sold in the offering.

[2]   No assurance can be given that all or any portion of the securities offered hereby will be sold. Your funds will be held in an escrow account established by the Intermediary with Prime Trust, who we refer to as the escrow agent, in compliance with applicable securities laws until the minimum offering amount is reached. The subscription amount for the shares may be paid to the escrow account by wire transfer or other electronic funds transfer in accordance with the instructions provided on the Platform and held in escrow until satisfaction of all the conditions to the closing. The closing of this offering is subject to, among other things, subscriptions for the $20,000 minimum amount being received in the escrow account from qualified investors, which qualified investors may include executive officers and directors of our company and their affiliates. This offering may be closed at any time after the minimum number of shares of common stock is sold, in one or more closings, and on or before March 31, 2020. If we do not raise the minimum amount offered by March 31, 2020, then we will return all funds received in the escrow account to investors without interest.

TABLE OF CONTENTS

PAGE NUMBER

GENERAL OFFERING INFORMATION.. 3

TERM SHEET 5

THE COMPANY 8

ELIGIBILITY 8

DIRECTORS OF THE COMPANY... 8

OFFICERS OF THE COMPANY 9

PRINCIPAL SECURITY HOLDERS 9

BUSINESS AND ANTICIPATED BUSINESS PLAN 11

RISK FACTORS.. 13

THE OFFERING 23

OWNERSHIP AND CAPITAL STRUCTURE... 24

FINANCIAL CONDITION OF THE ISSUER 29

OTHER MATERIAL INFORMATION.. 32

ONGOING REPORTING... 32

LIST OF EXHIBITS

Exhibit A   Financial Statements

Exhibit B   Offering Page

Exhibit C   Subscription Agreement

Exhibit D   Pitch Deck

Exhibit E   Video Transcript

GENERAL OFFERING INFORMATION

This offering statement is furnished solely to prospective investors through the crowdfunding platform available at https://equifundcfp.com/ and each subdomain thereof. Equifund Crowd Funding Portal Inc., which, collectively with its subsidiaries and affiliates, we refer to as Equifund or the Intermediary, operates the Platform and is registered with the SEC and is a member of FINRA.

Our corporate name is ILLUSIO, Inc. We were incorporated in the State of Delaware on February 17, 2015. We are an augmented reality imaging solution for plastic surgery. We are offering shares of our common stock at a price per share of $1.09 with a minimum investment of $700.00 required. We are offering a minimum of $20,000 of our common stock and a maximum of $1,070,000 of our common stock.

We are offering shares of our common stock in reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, which we refer to as the Securities Act, pursuant to Section 4(a)(6) thereof and the regulations promulgated with respect to such section.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The Company will file a report with the SEC annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. We may terminate our reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold in this offering by the Company or another party, or (5) the liquidation or dissolution of the Company.

The shares being offered may not be transferred by any investor during the one year period beginning when the shares are issued, unless the shares are transferred: (i) to our company; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. In addition, there is no ready market for the sale of the shares and it may be difficult or impossible for an investor to sell or otherwise dispose of the shares.

No person other than our company has been authorized to provide prospective investors with any information concerning our company or the offering or to make any representation not contained in this offering statement. To invest in the shares being offered, each prospective investor will be required to (i) register for an investor account with the Platform, (ii) make representations regarding the investor's investment eligibility and complete a questionnaire to demonstrate his or her understanding of the risks involved in investing in the shares and (iii) execute the subscription documents. We reserve the right to modify any of the terms of the offering and the subscription documents at any time before the offering closes.

Certain information contained in this offering statement constitutes "forward looking statements" that can be identified by the use of forward looking terminology such as "may," "will," "should," "expect," "anticipate," "estimate," "intend," "continue," or "believe" or the negatives or variations thereof. Furthermore, any forecasts or other estimates in this offering statement, including estimates of returns or performance, are "forward looking statements" and are based upon certain assumptions that may change. Due to various risks and uncertainties, actual events or results or the actual performance of the securities may differ materially from those contemplated in such forward looking statements. Moreover, actual events are difficult to project and often depend upon factors that are beyond the control of our company or the Intermediary. Neither the delivery of this offering statement at any time nor any sale of securities under this offering statement shall under any circumstances create an implication that the information contained herein is correct as of any time after the earlier of the relevant date specified herein or the date of this offering statement.

<center>**TERM SHEET**</center>

Company	ILLUSIO, Inc. is a Delaware corporation that was formed on February 17, 2015. We were formed for the purpose of developing and operating an augmented reality imaging solution for plastic surgery. Our imaging system provides a three-dimensional simulation for breast augmentation patients, allowing them to visualize their potential future look during a consultation with their plastic surgeon. By leveraging our technology, surgeons and patients are able to share the same visual expectation of proposed plastic surgery and establish a mutual understanding of the limitations of surgery based on the patient's unique anatomy
Use of Proceeds	We are seeking financing through the sale of the shares of our common stock (as described below under Securities Offered) in order to provide funding for general marketing and advertising, leasing costs, the repayment of outstanding indebtedness and general working capital. See "Question 10" below.
Securities Offered	Shares of common stock of our company for $1.09 per share in a minimum amount per investor of $700.
Targeted Offering Amount; Oversubscriptions Accepted; Maximum Offering Amount	The targeted offering amount is 18,348 shares of common stock or $20,000. We will accept subscriptions in excess of the targeted amount in our discretion. The maximum offering amount is 981,651 shares of our common stock or $1,070,000.
Low Target Amount; No other funds may be Raised	The initial purchasers of our common stock in this offering risk that we will not raise sufficient funds to sustain the growth of our company. The minimum amount of securities that must be sold for our company to accept subscriptions is $20,000 of securities. Once we raise the $20,000 minimum in this offering, we intend to accept subscriptions as they are received. Thus, investors who purchase securities prior to the offering being subscribed in full will bear the risk of whether there will be additional investors to complete the offering or that our company would be able to raise funds in another manner. Even if we raise the maximum amount, we will need to raise additional capital in the future. Our officers, other employees and directors may invest in this offering and any funds that they invest would be counted toward our achievement of the minimum offering amount.

Common Stock	
Authorized Capitalization	As of the date of this offering statement, our authorized capital stock consists of 30,000,000 shares of common stock, $0.0001 par value per share and 20,000,000 shares of preferred stock, $0.0001 par value per share. As of the date of this offering statement, a total of 11,044,437 shares of common stock are outstanding and no shares of preferred stock are outstanding.
Dividends	Dividends will be declared if and when determined by the board of directors of our company in its sole discretion. We do not expect to declare any dividends for the foreseeable future.
Voting and Control	Holders of Common Stock are entitled to one vote per share of Common Stock.

	We do not have any voting agreements in place. We do not have any shareholder agreements in place.
Anti-Dilution Rights	The shares of common stock do not have anti-dilution rights, which means that future equity financings will dilute your ownership percentage our company.
Board of Directors; Management Team; Board of Advisors	The business and affairs of our company are managed, and all corporate powers are exercised by or under the direction of our board of directors. The current board members are Ethan Winner, Jeffrey Stone and Kyle Song. The senior executives of the Company oversee the day-to-day operations of our company subject to the board's oversight. Ethan Winner serves as the CEO of our company and oversees all of our operations. Dipak Panigrahi serves as the Chief Operating Officer of our company and oversees the accounting function and operations of our company. Preston Platt serves as our Chief Technology Officer and oversees the development of our technology platform. We also have a board of advisors consisting of industry experts that have been enlisted to advise us with respect to our corporate strategy. The decisions of our board of advisors are not binding upon us, they are merely advisory in nature.
Shares Being Sold under 4(a)(6) Crowdfunding Exemption	We are offering the securities in reliance on the exemption from registration requirements of the Securities Act, pursuant to Section 4(a)(6) thereof and the regulations promulgated with respect to such section. The following limitations apply to investment amounts by individual investors in this offering: • Individual investors, over the course of a 12-month period, are permitted to invest in the aggregate across all crowdfunding offerings up to: • If either their annual income or net worth is less than $107,000, then the greater of: • $2,200 or • 5 percent of the lesser of their annual income or net worth. • If both their annual income and net worth are equal to or more than $107,000, then 10 percent of the lesser of their annual income or net worth; and • During the 12-month period, the aggregate amount of securities sold to an investor through all crowdfunding offerings may not exceed $107,000, regardless of the investor's annual income or net worth.
Transfer Restrictions	The securities will be issued without registration under the Securities Act pursuant to the crowdfunding exemption under Section 4(a)(6) of the Securities Act. The securities may not be transferred by any purchaser of such securities during the one- year period from when the securities were first issued unless such securities are transferred: (1) to the issuer of the securities; (2) to an accredited investor; (3) as part of an offering registered with the SEC; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance. We will be under no obligation to register the resale of the securities under the Securities Act.

High-Risk Investment	An investment in the securities involves a high degree of risk and is suitable only for investors who can afford to lose their entire investment

THE COMPANY

1.   **Name of Issuer.**

The name of the issuer is ILLUSIO, Inc. The issuer is a Delaware corporation.

ELIGIBILITY

2.   **[X] Check this box to certify that all of the following statements are true for the issuer:**

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a dis- qualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3.   **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? [___] Yes [X] No**

Explain: Not applicable.

DIRECTORS OF THE COMPANY

4.   **Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:**

Ethan Winner, CEO and Director   **Dates of Board Service: November 2015 - Present**

Ethan Winner has more than 20 years of experience as a national and international marketing executive. His areas of expertise include analytics, branding, and strategic communications, and development of key strategic partnerships across many industries.

Mr. Winner's Business Experience for the Last Three Years
    Employer: ILLUSIO, Inc.
    Employer's Principal Business: Augmented reality imaging services
    Title: CEO
    Dates of Service: November 2015 - Present
    Responsibilities: Responsible for all aspects of the Company, including strategy and development of business plan, investor relations, product development, strategic partnerships and day-to-day operations.

    Education: B.A. in Communications from San Diego State University; M.B.A. in International business from Pepperdine University

Kyle Song, Director   **Dates of Board Service: November 2015 - Present**

Dr. Song is the founder and CEO of South Coast Plastic Surgery and has held that position since 2011. Dr. Song has been cited in seven peer-reviewed medical publications and presented at numerous prestigious conferences such as the American Society of Aesthetic Plastic Surgeons ad California Society of Plastic Surgeons.

Dr. Song's Business Experience for the Last Three Years
Employer: South Coast Plastic Surgery
Employer's Principal Business: Cosmetic, plastic and reconstructive surgery
Title: CEO
Dates of Service: 2011 - Present
Responsibilities: Dr. Song is the chief executive of the practice.

Education: Dartmouth College, AB 2001 Molecular Biology and Biochemistry; UC Davis School of Medicine, MD 2006

OFFICERS OF THE COMPANY

5.   **Provide the following information about each officer (and any persons occupying similar status or performing a similar function) of the issuer:**

Ethan Winner, CEO & Chairman
See "Directors of the Company" section above.

Dipak Panigrahi, COO   **Dates of Service: June 2017 - Present**

Dipak Panigrahi is a licensed ophthalmologist and has served as a medical executive at Merck, Novartis and other medical-related companies over the past ten years. His area of expertise includes medical device strategic advising in the context of mergers and acquisitions.

Dr. Panigrahi's Business Experience for the Last Three Years
Employer: ILLUSIO, Inc.
Employer's Principal Business: Augmented reality imaging services
Title: Chief Operating Officer
Dates of Service: June 2017 - Present
Responsibilities: Oversees the operations of the company.

Education: The John Hopkins University, Bachelor of Arts; The Drexel University, MCP, MD

Dr. Panigrahi expects to devote approximately 100% of his business time to the business of our company.

Brian Ross, Director of Infrastructure   **Dates of Service: May 2015 – Present**

Mr. Ross has been participating in the design or leading technology initiatives for his entire professional career in such industries as defense, local government, financial institutions, healthcare, and leading technology providers.

Mr. Ross' Business Experience for the Last Three Years

Employer: ILLUSIO, Inc.
Employer's Principal Business: Augmented reality imaging services
Title: Director of Infrastructure
Dates of Service: May 2015 – Present
Responsibilities: Responsible for the development of all the ILLUSIO product suites, including the Professional and Scanning app, plus the Mentor Visualizer Powered by ILLUSIO. Oversee the development, costing

structure and the management/implementation of product road maps. Additionally oversee the deployment of all applications on customer site and ongoing training.

Employer: Orange County Diagnostics
Employer's Principal Business: Medical Diagnostic Centers
Title: Director of Technology
Dates of Service: January 2012 – April 2015
Responsibilities: Managed the existing network infrastructure, supporting their existing systems. Selected and managed the implementation of various technology improvements such as patient image archiving and management, voice over IP technology, integration of external patient records sharing and the implementation of security policies that adhered to the most stringent privacy initiatives for healthcare such as the Health Insurance Portability and Privacy Act (HIPAA)

Education: Bachelor of Science, Marketing California State University, Long Beach 1995

Mr. Ross's Business Experience for the Last Three Years

Employer: ILLUSIO, Inc.
Employer's Principal Business: Augmented reality imaging services
Title: Director of Infrastructure
Dates of Service: July 2017 - Present
Responsibilities: Responsible for management of database and application development. Also manages customer account implementation and support

Mr. Ross expects to devote approximately 100% of his business time to the business of our company.

Preston Platt, CTO   **Dates of Board Service: November 2015 - Present**

Preston is a versatile and accomplished Art Director, 3D Generalist, and XR Developer with over 17 years working in 3D and Gaming Industry. Preston has strategized and executed award-winning designs and applications for the enterprise and entertainment industry, digital agencies, and top-tier brands. Since 2010, Preston has developed AR/XR experiences for platforms such as Google, ODG, Microsoft, Magic Leap and mobile devices alike. Preston is well versed in dense mesh optimization, Artificial Intelligence utilities, spatial computing, computer vision, 3D rendering, and Augmented Reality Software Development Kit, which we refer to as SDKs, in the industry, making him uniquely qualified to rapidly solve AR/XR challenges with best-in-class solutions.

Mr. Platt Business Experience for the Last Three Years

Employer: ILLUSIO, Inc.
Employer's Principal Business: Augmented reality imaging services
Title: Chief Technology Officer
Dates of Service: 2018 - Present
Responsibilities: Responsible for management of the Company's technology infrastructure.

Employer: Osterhaus Design Group
Employer's Principal Business: Consumer electronics
Title: Chief Technology Officer
Dates of Service: 2009 - 2019
Responsibilities: Responsible for management of the Company's technology infrastructure.

Mr. Platt expects to devote approximately 50% of his business time to the business of our company.

PRINCIPAL SECURITY HOLDERS

6. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.**

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Ethan Winner*	2,377,112 Shares of Common Stock	37.65%

*Mr. Winner is also the beneficiary of a trust (but does not have voting or dispositive power over the trust) that owns additional common stock of the Company.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Business Overview

Our corporate name is ILLUSIO, Inc. We are a Delaware corporation that was incorporated on February 17, 2015 for the purpose of developing and operating an augmented reality imaging solution for plastic surgery. Our imaging system provides a three dimensional simulation for breast augmentation patients, allowing them to visualize their potential future look either during a consultation with their plastic surgeon or independently for their own personal use. By leveraging our technology, surgeons and patients are able to share the same visual expectation of proposed plastic surgery and establish a mutual understanding of the limitations of surgery based on the patient's unique anatomy.

Business Plan

We intend to generate revenue by offering a software-as-a-service, or SaaS, based monthly subscriptions for breast imaging. We believe that this revenue would be sufficient to sustain our operations for at least the next 12 months. In the future, we intend to add imaging options for additional body parts and/or other surgical procedures, such as breast reductions. We will initially market our services in the U.S. and abroad through our strategic relationship with Mentor Worldwide LLC, and its distributors. In the U.S. market, our software will be downloadable onto most technology platforms. As of May 14, 2019, we began a strategic relationship with Mentor Worldwide LLC, which we refer to as Mentor. Through this strategic relationship, Mentor will facilitate the sale of our services on its website and Mentor will begin offering Mentor Visualizer powered by ILLUSIO, which is a fundamental element in Mentor's future digital strategy. Employing our technology in a modular format, patients will be enabled to preview what they might look like after surgery. This visualization is a critical element in what Mentor brands as "the patient journey". We believe that our relationship with Mentor will have a significant impact on the awareness of our technology among our target market of plastic surgeons and potential plastic surgery candidates. We anticipate needing additional working capital to effectively manage the potential growth arising from this new relationship.

Outside of the U.S., we believe that our software will be primarily licensed and sold through Mentor's third-party distributors.

Pursuant to our agreement with Mentor, we license to Mentor on an exclusive, royalty-free, fully paid-up enterprise-wide basis our white label product for commercial promotional uses. Our white label product is a generic, unbranded version of our Virtual Mirror Technology. Under the agreement and during its term, Mentor is required, at its own expense, to use commercially reasonable efforts to promote our Virtual Mirror Technology by promoting our Virtual Mirror Technology product on Mentor's website as well as through various social media, such as Facebook, Twitter, and Instagram by directly responding to their customers' inquiries. If any Mentor customer expresses directly to

Mentor (or through Mentor's distributors) further interest in our Virtual Mirror Technology, then Mentor is required to refer and introduce that customer to us, so that we may offer our Virtual Mirror Technology to that Mentor customer. During the term of the agreement, we are required to pay Mentor a fee in the amount of 25% of the subscription fee we receive from any Mentor customer based in the United States (whether or not referred by Mentor). We are also required to include references to Mentor products in our Virtual Mirror Technology for the purpose of assisting customers with selecting appropriate Mentor products for use with their patients. The agreement also provides for mutual non-competes such that we are not permitted to generate leads for products that compete with Mentor products and Mentor is not permitted to generate leads for products that compete with our Virtual Mirror Technology. Although the agreement with Mentor has a stated term of three years, either party can terminate the agreement for convenience (for any reason or no reason at all) at any time upon ninety (90) days' notice. If Mentor were to terminate the agreement for convenience, we believe such termination would have a material adverse effect on our financial condition, operations and future prospects.

For the foreseeable future, we will continue to be dependent on additional financing in order to maintain our operations and continue with our corporate activities. We estimate that we will need to raise a minimum financing of $500,000 (including amounts raised in this offering) in order to meet our minimal working capital requirements over the next 12 months. If we raise any capital in this offering and we are then unable to raise additional capital, we will not be able to execute our business plan and you may lose your entire investment.

See Question 10 for additional information on the use of proceeds from this offering in executing the business plan.

Our Products and/ or Services

Virtual Mirror Technology

Augmented Reality combines a virtual image with the real world. ILLUSIO overlays a 3D virtual breast model over a patient's body. Patient experiences a real-time visual simulation of what the patient would look like with breast implants. The Virtual Mirror is a fully dynamic system designed to quickly and easily show potential outcomes of surgery. We also license our Virtual Mirror Technology as a white label product, which may be re-brandable and resalable under other brand names.

Intellectual Property

In addition, we currently have an Australian Innovation Patent No. 2016102387 for our augmented reality imaging system for cosmetic surgical procedures, and for which we have not yet paid the required annuity and selected an annuity provider. Should we fail to do so by December 21, 2019, we may forfeit our patent in Australia.

Competition

Our primary competitors are Crisalix SA Ltd. and Canfield Scientific, Inc. We believe we bring several competitive advantages to the market which are novel and not possessed by our competitions. First, our virtual mirror technology allows for instant/client-based processing of all controls instantly. The images generated are fully dynamic, responding to and reflecting patients' movements, postures, etc. In addition, our user interface, developed over years with the input of plastic surgeons, allows for easy manipulation and speed throughout the consult process.

The markets for our services are highly competitive and we are confronted by aggressive competition in all areas of our business. These markets are characterized by frequent product and services introductions, new marketing strategies and rapid technological advances. Our competitors may employ aggressive marketing strategies or expand their product and services offerings to gain or maintain market share.

Governmental/Regulatory Approval and Compliance

Our business has been and will continue to be subject to the Health Insurance Portability and Accountability Act of 1996 (HIPAA) laws and other various U.S. laws and regulations. Failure to comply with these laws and regulations could subject us to administrative and legal proceedings and actions by these various governmental bodies. The increasingly complex and rapidly changing legal and regulatory environment creates additional challenges for our ethics and compliance programs. Our ability to continue to meet these challenges could have an impact on our legal, reputational and business risk.

Litigation

There are no existing legal suits pending, or to our knowledge, threatened, against our company, which would have a material effect on the business of our company.

Other

Our principal address 222 Via Malaga, San Clemente, CA 92673. The Company is currently in negotiations to relocate to another location in San Clemente.

We conduct business in California.

Because this Form C focuses primarily on information concerning our company rather than the industry in which we operate, potential investors may wish to conduct their own separate investigation of our industry to obtain greater insight in assessing our prospects.

A copy of the Platform offering page and our investor pitch deck are attached to this Form C as Exhibit B and Exhibit D, respectively. You are encouraged to carefully review these exhibits to learn more about the business of our company, its industry and future plans and prospects. These exhibits are incorporated by reference into this Form C.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8.   **Discuss the material factors that make an investment in the issuer speculative or risky:**

An investment in the Company involves a high degree of risk. You should carefully consider the risks described above and those below before deciding to purchase any securities in this offering. If any of these risks actually occurs, our business, financial condition or results of operations may suffer. As a result, you could lose part or all of your investment.

Risks Related to the Company

Our agreement with Mentor can be terminated by Mentor at any time for any reason or for no reason upon 90 days' notice. The termination of our agreement with Mentor would have a material adverse effect on our business and future prospects.

We have entered into an agreement with Mentor, pursuant to which Mentor is expected to promote our software through its national sales team and through its website. Mentor is the largest breast implant supplier in the United States and sells its products to 85% of plastic surgeons in the United States. We believe that our relationship with Mentor will provide us with access to several thousand potential new clients and accelerate our sales growth. Although our agreement with Mentor has a stated term of three years, it can be terminated by Mentor for convenience (for any reason or no reason) at any time upon ninety (90) days advance written notice. If Mentor terminates our agreement for convenience, then it will no longer promote our services and our access to Mentor's sales distribution channels would be cut off. Any such termination would have a material adverse effect on our financial condition and prospects.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were incorporated under the laws of the State of Delaware on February 17, 2015. We have limited operations and nominal operating revenue to date. We are in the development stage, and our future operations are subject to all of the risks inherent in the establishment of a new business enterprise. The likelihood of the success of our company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the development of an entity in the business of developing software-as–a-service-based software, in the rapidly developing environment in which we operate. There can be no assurance that we will be able to generate revenues, that future revenues will be significant, that any sales will be profitable or that we will have sufficient funds available to complete our marketing and development programs or to market any new products which we may develop. We currently have operating losses, have no substantive source of operating revenue, are unable to self-finance operations, have limited resources, and there can be no assurance that we will be able to develop such revenue sources or that our operations will become profitable, even if we are able to commercialize our products and build brand awareness.

We have incurred operating losses in every quarter since we launched our business and may continue to incur quarterly operating losses, which could negatively affect the value of our company.

We have incurred operating losses in every quarter since we founded our business in 2015, and we may not be able to generate sufficient revenue in the future to generate operating income. We also expect our costs to increase materially in future periods, which could negatively affect our future operating results. We expect to continue to expend substantial financial and other resources on the continued development of our software solutions and our marketing efforts. The amount and timing of these costs are subject to numerous variables and such initiatives may require additional funding. If we fail to continue to grow the overall business and begin to generate substantive revenue, it could adversely affect our financial condition and results of operations.

The forecasts of market growth included in our business plan and investor presentations may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, we cannot assure you our business will grow at similar rates, if at all.

Growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The forecasts in our business plan and investor presentations may prove to be inaccurate. Even if these markets experience the forecasted growth described in our business plan, we may not grow our business at similar rates, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, the forecasts of market growth included in our business plan should not be taken as indicative of our future growth.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information as well as sensitive and/or confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

Our business is subject to a variety of U.S. and international laws, rules, policies and other obligations regarding data protection.

We are subject to federal, state and international laws relating to the collection, use, retention, security and transfer of personally identifiable information. In many cases, these laws apply not only to third-party transactions, but also to transfers of information between us and other parties with which we may develop commercial relations. Several jurisdictions have passed recent laws in this area, and other jurisdictions are considering imposing additional restrictions. These laws continue to develop and may be inconsistent from jurisdiction to jurisdiction. Complying with emerging and changing international requirements may cause us to incur substantial costs or require us to change our business practices. Noncompliance could result in penalties or significant legal liability.

Our privacy policies and practices concerning the use and disclosure of data will be posted on our website. Any failure by us or other parties with whom we do business to comply with our posted privacy policies or with other federal, state or international privacy-related or data protection laws and regulations could result in proceedings against us by governmental entities or others, which could have a material adverse effect on our business, results of operations and financial condition.

Increased competition in our market may impede our ability to generate revenues and become profitable.

The use of software to aid visualization for surgeons in connection with elective aesthetic (plastic) surgery is relatively new and new products are being developed in this area at a fast pace. As a result, the markets for our visualization software is highly competitive. Our current competitors and potential new entrants into the market include a number of domestic and international companies, many of which have substantially greater financial, technical, marketing and distribution resources and brand name recognition than we have. We may not be able to compete successfully against either current or future competitors. Companies competing with us may introduce products that are competitively priced, have increased performance or functionality, or incorporate technological advances and may be able to react quicker to changing customer requirements and expectations. Increased competition could result in significant price erosion, inability to generate revenues, lower margins or loss of market share, any of which would significantly harm our business.

Our company may not be able to effectively manage its growth or improve its operational, financial, and management information systems, which could have a material adverse effect on our business, results of operations, and financial condition.

In the near term, our company intends to expand the scope of its operations activities significantly. If our company is successful in executing its business plan, it will experience growth in its business that could place a significant strain on its business operations, finances, management and other resources. The factors that may place strain on its resources include, but are not limited to, the following:

- The need for continued development of financial and information management systems;
- The need to manage strategic relationships and agreements with customers, advertisers and partners; and
- Difficulties in hiring and retaining skilled management, technical, and other personnel necessary to support and manage the business.

Additionally, the strategy of our company could produce a period of rapid growth that may impose a significant burden on its administrative and operational resources. Its ability to effectively manage growth will require our company to substantially expand the capabilities of its administrative and operational resources and to attract, train, manage, and retain qualified management and other personnel. There can be no assurance that our company will be successful in recruiting and retaining new employees, or retaining existing employees.

Our company cannot provide assurances that its management will be able to manage this growth effectively. Its failure to successfully manage growth could result in its sales not increasing commensurately with capital investments or could otherwise have a material adverse effect on the business, results of operations, and financial condition of our company.

Assertions by third parties of infringement, misappropriation or other violation by us of their intellectual property rights could result in significant costs and substantially harm our business and operating results.

In recent years, there has been significant litigation involving intellectual property rights in many technology-based industries. Any infringement, misappropriation or related claims, whether or not meritorious, is time-consuming, diverts technical and management personnel and is costly to resolve. As a result of any such dispute, we may have to develop non-infringing technology, pay damages, enter into royalty or licensing agreements, cease providing our products or take other actions to resolve the claims. These actions, if required, may be costly or unavailable on terms acceptable to us. Any of these events could result in increases in operating expenses, limit our product offerings or result in a loss of business.

If we do not adequately protect our intellectual property, our ability to compete could be impaired.

Our intellectual property includes the content of our software code, website, registered domain names, as well as our patent pending and unregistered trademarks. We believe that our intellectual property is an essential asset of our business and that our software code and trade secrets and our technology infrastructure currently give us a competitive advantage in the medical software visualization market. If we do not adequately protect our intellectual property, our brand, reputation and perceived value could be harmed, resulting in an impaired ability to compete effectively.

To protect our intellectual property we rely on a combination of copyright, trademark, patent and trade secret laws, contractual provisions and our user policy and restrictions on disclosure. Upon discovery of potential infringement of our intellectual property, we expect that we would promptly take action we deem appropriate to protect our rights. We also plan to enter into confidentiality agreements with our employees and consultants and seek to control access to and distribution of our proprietary information in a commercially prudent manner. The efforts we have taken to protect our intellectual property may not be sufficient or effective, and, despite these precautions, it may be possible for other parties to copy or otherwise obtain and use our intellectual property. Even if we do detect violations and decide to enforce our intellectual property rights, litigation may be necessary to enforce our rights, and any enforcement efforts we undertake could be time-consuming, expensive, distracting and result in unfavorable outcomes. A failure to protect our intellectual property in a cost-effective and meaningful manner could have a material adverse effect on our ability to compete.

Effective patent, trademark, copyright and trade secret protection may not be available in every country in which our products may be available in the future. In addition, the legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain and still evolving.

We currently have an Australian Innovation Patent pending for our augmented reality imaging system for cosmetic surgical procedures, and for which we have not yet paid the required annuity and selected an annuity provider. Should we fail to do so by December 21, 2019, we may forfeit our patent in Australia.

We will need additional financing to execute our business plan, which we may not be able to secure on acceptable terms, or at all.

We will require additional financing in the near and long term to fully execute our business plan. Our success depends on our ability to raise such additional financing on reasonable terms and on a timely basis. Conditions in the economy and the financial markets may make it more difficult for us to obtain necessary additional capital or financing on acceptable terms, or at all. If we cannot secure sufficient additional financing, we may be forced to forego strategic opportunities or delay, scale back or eliminate further development of our goals and objectives, operations and investments or employ internal cost savings measures.

We plan to implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Failure to adequately comply with HIPAA may result in penalties and/or an increase in our operational costs.

Most health care providers, from which we may obtain patient information, are subject to privacy regulations promulgated under HIPAA. Although we are not directly regulated by HIPAA, we could face substantial criminal penalties if we knowingly receive individually identifiable health information from a health care provider that has not satisfied HIPAA's disclosure standards. Further, we may face civil liability if our HIPAA compliant system fails to satisfy its disclosure standards. Claims that we have violated individuals' privacy rights or breached our contractual obligations, even if we are not found liable, could be expensive and time consuming to defend and could result in adverse publicity that could harm our business.

We believe that we meet the HIPAA requirements currently in effect that are applicable to our internal operations and our clients. However, if we are unable to deliver application solutions that achieve or maintain compliance with the applicable HIPAA rules in effect, or as they may be modified or implemented in the future, then customers may move their business to application solution providers whose systems are, or will be, HIPAA compliant. As a result, our business could suffer.

If our security measures or those of our third-party data center hosting facilities, cloud computing platform providers, or third-party service partners, are breached, and unauthorized access is obtained to a customer's data, our data or our IT systems, our services may be perceived as not being secure, customers may curtail or stop using our services, and we may incur significant legal and financial exposure and liabilities.

Our services involve the storage and transmission of our customers' patient's health and other sensitive data, including personally identifiable information. Security breaches could expose us to a risk of loss of this information, litigation and possible liability. While we have security measures in place, they may be breached as a result of third-party action, including intentional misconduct by computer hackers, employee error, malfeasance or otherwise and result in someone obtaining unauthorized access to our IT systems, our customers' data or our data, including our intellectual property and other confidential business information. Additionally, third parties may attempt to fraudulently induce employees or customers into disclosing sensitive information such as user names, passwords or other information in order to gain access to our customers' data, our data or our IT systems. Because the techniques used to obtain unauthorized access, or to sabotage systems, change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. In addition, our customers may authorize third-party technology providers to access their customer data, and some of our customers may not have adequate security measures in place to protect their data that is stored on our services. Because we do not control our customers or third-party technology providers, or the processing of such data by third-party technology providers, we cannot ensure the integrity or security of such transmissions or processing. Malicious third parties may also conduct attacks designed to temporarily deny customers access to our systems and supporting services. Any security breach could result in a loss of confidence in the security of our software, damage our reputation, negatively impact our future sales, disrupt our business and lead to legal liability

If we are unable to properly protect the privacy and security of protected health information entrusted to us, we could be found to have breached our contracts with our customers and be subject to investigation by the U.S. Department of Health and Human Services, or HHS, Office for Civil Rights, or OCR. In the event OCR finds that we have failed to comply with applicable HIPAA privacy and security standards, we could face civil and criminal penalties. In addition, OCR performs compliance audits of Covered Entities and Business Associates in order to proactively enforce the HIPAA privacy and security standards. OCR has become an increasingly active regulator and has signaled its intention to continue this trend. OCR has the discretion to impose penalties without being required to attempt to resolve violations through informal means; further OCR may require companies to enter into resolution agreements and corrective action plans which impose ongoing compliance requirements. OCR enforcement activity can result in financial liability and reputational harm, and responses to such enforcement activity can consume significant internal resources. In addition to enforcement by OCR, state attorneys generally are authorized to bring civil actions under either HIPAA or relevant state laws seeking either injunctions or damages in response to violations that threaten the privacy of state residents. Although we have implemented and maintain policies and processes to assist us in complying with these laws and regulations and our contractual obligations, we cannot provide assurance regarding how these laws and regulations will be interpreted, enforced or applied to our operations. In addition to the risks associated with enforcement activities and potential contractual liabilities, our ongoing efforts to comply with evolving laws and regulations at the federal and state levels also might require us to make costly system purchases and/or modifications or otherwise divert significant resources to HIPAA compliance initiatives from time to time

Security breaches and improper access to or disclosure of our data or user data, or other hacking and phishing attacks on our systems, could harm our reputation and adversely affect our business.

Many industries are prone to cyber-attacks, including ours, with third parties seeking unauthorized access to our data or users' data. Any failure to prevent or mitigate security breaches and improper access to or disclosure of our data or user data could result in the loss or misuse of such data, which could harm our business and reputation and diminish our competitive position. In addition, computer malware, viruses, and hacking and phishing attacks by third parties have become more prevalent in many industries and may occur on our systems in the future. Such attacks may cause interruptions to the products we provide, degrade our customers' experience, cause customers to lose confidence in our products, or result in financial harm to us. Our efforts, or those used by our strategic partners and licensees to protect our company data or the information we receive may also be unsuccessful due to software bugs or other technical malfunctions, employee error or malfeasance, government surveillance, or other factors. In addition, third parties may attempt to fraudulently induce employees or users to disclose information in order to gain access to our data or our customers' data. Although we have developed systems and processes that are designed to protect our data and customer data and to prevent data loss and other security breaches, we cannot assure you that such measures will provide absolute security.

A failure to protect the integrity and security of our end-user's information could expose us to litigation, materially damage our reputation and harm our business. Furthermore, the unanticipated costs of protecting against such a failure could adversely affect our results of operations.

Our business involves the collection and use of confidential information of our end-users and vendors. We cannot assure you that our efforts to protect this confidential information will be successful. If any compromise of this information security were to occur, we could be subject to legal claims and government action, experience an adverse effect on our reputation and need to incur significant additional costs to protect against similar information security breaches in the future, each of which could adversely affect our financial condition, results of operations and growth prospects. In addition, because of the critical nature of data security, any perceived breach of our security measures could cause existing or potential customers not to use our products and could harm our reputation.

The Company's success depends on the experience and skill of the board of directors, the management team, its executive officers and key employees.

In particular, the Company is dependent on Ethan Winner and Dipak Panigrahi to execute the business strategy and business plan, and to manage any employees and consultants. As the Company grows, a corporate body of knowledge will be produced and taught to other employees in order to facilitate growth. As this happens, any change in management's ability to operate the business due to disability, illness, or for any other reason, would cause a significant loss in production capability, which would have a material adverse effect on the Company's business and prospects.

The Company has or intends to enter into employment agreements with Ethan Winner and Dipak Panigrahi although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss any of the founders could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, we do not have any key man life insurance policies on any such people.

We are dependent on Ethan Winner and Dipak Panigrahi in order to conduct our operations and execute our business plan, however, we have not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if either of them were to die or become disabled, we will not receive any compensation to assist with such person's absence. The loss of either such person could negatively affect our company and its operations.

Reductions in demand for elective aesthetic services and related products will have an adverse effect on our profitability and ability to generate cash to fund our business plan.

The following factors, among others, could affect continued market acceptance and profitability of our future products:

- the introduction of competitive services;
- changes in consumer preferences among elective aesthetic products and services;
- changes in consumer perception about trendy products;
- changes in consumer perception regarding the healthfulness of elective aesthetic products;
- the level and effectiveness of our marketing efforts;
- any unfavorable publicity regarding our products or services or similar products or services;
- any unfavorable publicity regarding our brand;
- litigation or threats of litigation with respect to our services;
- any changes in government policies and practices related to our products or services, and markets;
- regulatory developments affecting the marketing or use of our products and services;
- new science or research that disputes the healthfulness of elective aesthetic surgery; and
- adverse decisions or rulings limiting our ability to promote the benefits of our products and services.

Adverse developments with respect sales of elective aesthetic products and services would indirectly reduce our user base and profitability and have a material adverse effect on our ability to maintain profitability and achieve our business plan.

We plan to obtain insurance that may not provide adequate levels of coverage against claims.

We plan to obtain insurance customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Such losses could have a material adverse effect on our business and results of operations.

Establishing, maintaining, extending and expanding our reputation and brand image are essential to our business success.

We plan to establish, maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in establishing, maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or products marketed on our platform or on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our financial condition and results of operations could be adversely affected.

Risks Related to the Company's Securities and this Offering

We have indebtedness outstanding. Some of this indebtedness has already matured and we were unable to repay our obligations under the matured indebtedness. Holders of such matured debt may bring legal action against us, including potentially in bankruptcy court.

As of the date of this offering statement, we had indebtedness outstanding of approximately $770,000. This indebtedness is in the form of convertible notes that mature on various dates. Some of the notes have already matured and we were unable to repay the obligations due under such matured notes. Any proceeds of the offering that are utilized to repay existing indebtedness will not be available for other working capital or other purposes. In addition, since some of the notes have already matured and were not paid, the holders of such notes may take legal action against us, including potential action in bankruptcy.

The securities will also be subordinate to the repayment obligation to outstanding senior secured convertible promissory notes issued by us in the aggregate principal amount of $400,000. The holders of these notes upon default could foreclose on all of our assets that secure our obligations under the notes and cause the securities to have no economic value.

Affiliates of our company, including officers, directors and existing stockholder of our company, may invest in this offering and their funds will be counted toward our achieving the minimum amount.

There is no restriction on our affiliates, including our officers, directors and existing stockholders, investing in the offering. As a result, it is possible that if we have raised some funds, but not reached the minimum amount, affiliates can contribute the balance so that there will be a closing. The minimum amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the offering and our company and its prospects to make an investment of at least the minimum amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the minimum amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them, may be invested in this offering.

We intend to use some of the proceeds from the offering for unspecified working capital.

This means that we have ultimate discretion to use this portion of the proceeds as we see fit and have chosen not to set forth any specific uses for you to evaluate. The net proceeds from this offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this offering. We may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further our business and goals could harm our company and its operations and ultimately cause you to lose all or a portion of your investment.

We are subject to income taxes as well as non-income-based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and foreign jurisdictions.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals; and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The securities being sold in this offering will not be freely tradable until one year from the initial purchase date. Although our securities may be tradable under federal securities law, state securities regulations may apply, and each investor should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for our securities. Because our securities have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, our securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the securities may also adversely affect the price that you might be able to obtain for our securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each investor in this offering will be required to represent that it is purchasing the securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the offering nor the securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to us.

No governmental agency has reviewed or passed upon this offering, our company or any Securities of our company. We also have relied on exemptions from securities registration requirements under applicable state securities laws. Investors, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no assurance that an investor will realize a return on its investment or that it will not lose its entire investment. For this reason, each investor should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of our company is owned by a small number of owners.

Prior to the offering our officers, directors and those of our stockholders who own ten percent or more of our securities collectively over 50% of our company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law in the case of our officers and directors, these stockholders may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant company transactions, and will have significant control over our management and policies. These control persons may have interests that are different from yours. For example, they may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of our company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for our company. In addition, this owner could use his voting influence to maintain the Company's existing management, delay or prevent changes in control of our company, or support or reject other management and board proposals that are subject to owner approval.

We have the right to extend the offering deadline.

We may extend the offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while we attempt to raise the minimum amount even after the offering deadline stated in this offering statement is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new offering deadline is reached without our company receiving the minimum amount, at which time committed funds will become immediately available for withdrawal from the investor's brokerage account maintained with the Intermediary without interest or deduction, or until we receive the minimum amount, at which time it will be released to us to be used as set forth herein. Upon or shortly after release of such funds to us, the securities will be issued and distributed to you.

Your ownership of the shares will be subject to dilution.

If we conduct subsequent offerings of securities, issue shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase securities in this offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of our company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their underlying shares depending on the terms and pricing of any future share issuances (including the underlying shares being sold in this offering) and the value of the our assets at the time of issuance.

Management has discretion over proceeds of this offering.

We expect to use the net proceeds of this offering, over time, for general marketing and advertising, leasing costs, debt repayment and general working capital. However, we have no current specific plans for the net proceeds of this offering other than as outlined in the use of proceeds section of this offering statement. As a result, our management will have the discretion to allocate the net proceeds to uses that investors may not deem desirable. There can be no assurance that the net proceeds can or will be invested to yield a significant return.

The securities will be equity interests in our company and will not constitute indebtedness.

The securities will rank junior to all existing and future indebtedness and other non-equity claims on our company with respect to assets available to satisfy claims on the Company, including in a liquidation of our company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the securities and dividends are payable only if, when and as authorized and declared by us and depend on, among other matters, our historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors our board of directors deems relevant at the time. In addition, there is no limit on the amount of debt or other obligations we may incur in the future. Accordingly, we may incur substantial amounts of additional debt and other obligations that will rank senior to the securities, which are the most junior securities of our company.

There can be no assurance that we will ever provide liquidity to investors through either a sale of our company or a registration of the securities.

There can be no assurance that any form of merger, combination, or sale of our company will take place, or that any merger, combination, or sale would provide liquidity for investors. Furthermore, we may be unable to register the securities for resale by investors for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, investors could be unable to sell their securities unless an exemption from registration is available.

The offering price in this offering may not represent the value of our securities.

The price of the securities being sold in this offering has been determined based on a number of factors and does not necessarily bear any relationship to our book value, assets, operating results or any other established criteria of value. Prices for our securities may not be indicative of the fair market value of our securities now or in the future.

THE OFFERING

9.   **What is the purpose of the offering?**

The purpose of the offering is to raise capital for general marketing and advertising, leasing costs, repayment of outstanding indebtedness and general working capital. In addition, the proceeds from this offering will be used to engage consultants, pay for advertising and marketing, repay debt, and pay for legal and accounting costs.

10.   **How does the issuer intend to use the proceeds of this offering?**

	If Target Offering Amount is Sold	If Maximum Amount is Sold(1)(2)
Total Proceeds	$20,000	$1,070,000
Less: Offering Expenses		
(A) **Intermediary Commissions (7%)**	$3,500	$74,900
(B) **Legal Expenses**	$10,000	$10,000
(C) **Accounting Expenses**	$500	$500
(D) **Miscellaneous Offering Expenses**	$3,000	$3,000
Net Proceeds	$3,000	$981,600
Use of Net Proceeds		
(E) **Loan Repayment**	$0	$290,000(3)
(F) **Product Development**	$0	$196,320
(G) **Personnel and Staffing**	$0	$298,960
(H) **General Marketing**	$3,000	$196,320
(I) **General Working Capital**	$0	$0
Total Use of Net Proceeds	**$3,000**	**$981,600**

(1) We will accept proceeds in excess of the target offering amount of $20,000.   We will allocate oversubscriptions on a first come first served basis. We will use the oversubscribed amount up to $1,070,000 in the manner described in the above table.

(2) The above figures represent only estimated costs. This expected use of net proceeds from this offering represents our intentions based upon our current plans and business conditions. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the status of and results from operations. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering. We may find it necessary or advisable to use the net proceeds from this offering for other purposes, and we will have broad discretion in the application of net proceeds from this offering. Furthermore, we anticipate that we will need to secure additional funding for the fully implement our business plan. Please see section entitled "Risk Factors."

(3) Pursuant to the terms of our July 2019 convertible promissory notes in the total outstanding principal amount of $290,000, we must first use the proceeds of this offering to repay any amounts due under the notes should the holders of such notes elect not to convert the notes to common stock at the closing of this offering.

11.   **How will the issuer complete the transaction and deliver securities to the investors?**

The transaction between the issuer and the investor will be completed through the EquiFund Crowd Funding Portal, Inc. online platform, located at www.EquiFundcfp.com. EquiFund Crowd Funding Portal, Inc. will serve as the intermediary.

Upon acceptance of your subscription by our company and delivery of the subscription amount into the escrow account, you will be able to download a fully signed copy of the subscription agreement and a confirmation of your investment and the number of shares of our common stock acquired by you.

12. **How can an investor cancel an investment commitment?**

Investors may cancel an investment commitment at any time up to the cancellation deadline, which occurs at 5:00 p.m. Los Angeles time, 48 hours prior to the offering deadline identified in these offering materials, which is March 31, 2020.

Cancellation instructions can be found in the EquiFund investor dashboard. Investors may cancel their investment commitment by sending an email to Illusioinvestor@equifundcfp.com. stating their intent to cancel the investment commitment. The investment commitment will be considered cancelled at that time, and the investor will be contacted directly by EquiFund with further information. If Investor's investment commitment is cancelled, the corresponding investment shall be refunded to Investor without deduction for any fee, commission or expense, and without accrued interest with respect to any money received.

Early Closing

If the target amount is reached prior to the offering deadline, the issuer may conduct an early closing. In the event that the issuer conducts an early closing, investors shall receive notice of such early closing as well as the new closing date, or the Early Closing Date. Investors shall have the right to cancel and shall have their investment commitment at any time and for any reason up until 48 hours prior to the Early Closing Date. After the target amount has been raised, the intermediary and the issuer may agree to hold multiple closings on a rolling basis.

Material Changes

If there is a material change to the terms of the offering or to the information provided by the issuer in connection therewith, EquiFund will send notice to each investor of such material change and inform the investor that the investment commitment will be cancelled unless the investor reconfirms their investment commitment within five business days. If any Investor fails to reconfirm their investment commitment within the reconfirmation period, the investment commitment will be cancelled automatically and EquiFund will send to each investor, within five business days after initial notice of the material change, a notification that the investment commitment was cancelled and a direct the refund of the investment.

No Closings

If the Company fails to reach the target offering amount by the offering deadline, each investor's investment commitment will be cancelled automatically and EquiFund will direct refund of each cancelled investment to the investor within five business days.

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13.   **Describe the terms of the securities being offered.**

Terms of the Offering

We are offering up to 981,651 shares of our common stock for $1,070,000.00. We are attempting to raise a minimum amount of $20,000 in this offering, which we refer to as the minimum amount or target amount. We must receive commitments from investors in an amount totaling the minimum amount by February 28, 2020, which we refer to as the offering deadline, in order to receive any funds. If the sum of the investment commitments does not equal or exceed the minimum amount by the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled, and committed funds will be available for withdrawal by the investor from the investor's brokerage accounts with the Intermediary without interest or deductions. We have the right to extend the offering deadline at our discretion. We will accept investments in excess of the minimum amount up to $1,070,000.00, which we refer to as the maximum amount, and the additional securities will be allocated as set forth in Question 10 of this Form C.

The price of the securities does not necessarily bear any relationship to our company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the securities.

In order to purchase the securities, you must make a commitment to purchase by completing the subscription agreement. Investor funds will be held in escrow with Prime Trust, who we refer to as the escrow agent, until the minimum amount of investments is reached. Investors may cancel an investment commitment until 48 hours prior to the offering deadline or the closing, whichever comes first using the cancellation mechanism provided by the Intermediary. We will notify investors when the minimum amount has been reached. If we reach the minimum amount prior to the offering deadline, we may close the offering at least five (5) days after reaching the minimum amount and providing notice to the investors. If any material change (other than reaching the minimum amount) occurs related to the offering prior to the offering deadline, we will provide notice to investors and receive reconfirmations from investors who have already made commitments. If an investor does not reconfirm his or her investment commitment after a material change is made to the terms of the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If an investor does not cancel an investment commitment before the minimum amount is reached, the funds will be released to our company upon closing of the offering, and the investor will receive the securities in exchange for his or her investment. Any investor funds received after the initial closing will be released to us upon a subsequent closing, and the investor will receive securities via digital registry in exchange for his or her investment as soon as practicable thereafter.

Subscription agreements are not binding on us until accepted by us. We reserve the right to reject, in whole or in part, in our sole and absolute discretion, any subscription. If we reject a portion of any subscription, the applicable prospective investor's funds will be returned without interest or deduction.

The price of the securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $700.00.

The Offering is being made through EquiFund Crowd Funding Platform, Inc., the Intermediary.

Commission/Fees

7.0% of the amount raised in the offering.

Stock, Warrants and Other Compensation

The intermediary will receive a number of shares of our common stock equal to 7% of the shares sold in the offering.

Transfer Agent and Registrar

We will act as transfer agent and registrar for the securities, which will be set forth in a stock ledger. No physical certificates will be delivered.

Restrictions on Transfer

Any securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such securities during the one-year holding period beginning when the securities were issued, unless such securities are transferred: (1) to the Company, (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, (3) as part of an IPO or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Remember that although you may legally be able to transfer the securities, you may not be able to find another party willing to purchase them.

14. **Do the securities offered have voting rights? [X] Yes [ ] No**

Holders of our common stock are entitled to one vote per share of common stock held.

15. **Are there any limitations on any voting or other rights identified above? [_] Yes [X] No**

We do not have any voting agreements or shareholder/equity holder agreements in place.

16. **Explain how the terms of the securities being offered may be modified?**

The rights of the holders of common stock of our company may only be modified by the majority vote of the shares of common stock of our company outstanding and entitled to vote, unless a greater number of voting shares is required by applicable law.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter- in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

The only securities of our company that are outstanding are common stock and convertible promissory notes some of which are secured. The total amount of common stock issued and outstanding prior to this offering is 11,044,437 shares of common stock. Convertible promissory notes in the aggregate principal amount of $290,000 are outstanding. Of these, $400,000 in principal amount are senior secured promissory notes that have a lien on all of our assets.

We may also offer preferred stock, or other debt or equity securities, including derivative securities like options, warrants and convertible debentures or notes in the future.

We reserve the right to sell our securities in a private placement transaction that occurs concurrent with this offering. Those securities may be SAFE securities (simplified agreement for future equity), preferred stock, convertible notes or other securities. Any securities that we sell for cash to investors in a private placement while this offering is ongoing will have a conversion cap, liquidation preference, conversion price, price or similar valuation mechanism that is based upon a $15 million valuation for our company or higher. Investors should be aware that the securities that we sell in a concurrent private placement may have a liquidation preference, security interest, sinking fund, redemption provision or similar right that is senior to your rights as a common stockholder of this company and, accordingly, such other securities may be superior to our common stock in various ways even though they are being sold at the same valuation as we are selling our common stock in this offering.

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?**

The shares of our common stock being issued in this offering do not have anti-dilution rights, which means that future equity financings or other issuances of securities will dilute the ownership percentage that the investor will have in the company. In the event of a liquidation of our company or sale of our company, since we have secured and unsecured convertible notes outstanding, the holders of such notes would have a preference in the payment of amounts owed to them such that we may not receive a large portion of (or any of) the assets, including any cash, to be distributed in liquidation.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?** [_] Yes [X] No

20. **How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered.**

If the principal shareholders exercise their voting rights, then the minority shareholders will have no ability to override the principal shareholders' votes. As a minority shareholder in the company, you will have limited ability, if at all, to influence our policies or any other corporate matters.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

The securities being offered have been arbitrarily valued. Also, see the "The offering price in this offering may not represent the value of our securities" risk factor.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

As a minority shareholder in our company, you will have limited ability, if at all, to influence our policies or any other corporate matters such as amendments to our articles of incorporation, the creation of securities that are senior to the common stock being offered, mergers, the sale of all or substantially all of our assets, the election of board members, the liquidation or dissolution of our company and all other major corporate events.

23. **What are the risks to purchasers associated with corporate actions including: additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?**

The securities do not have anti-dilution rights, which means that corporate actions, including: additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets, or transactions with related parties could dilute the ownership percentage that the Investor may eventually have in the Company.

24. **Describe the terms of any indebtedness of the issuer.**

We have outstanding senior secured convertible promissory notes, which we refer to as the senior notes, in the aggregate initial principal amount of $400,000. The senior notes were issued on October 25, 2018 and mature on October 25, 2020. The interest rate of the senior notes is 8%. The senior notes are secured by a lien on all of the company's assets. The senior notes are convertible at the option of the holder into equity securities that are sold in any financing transaction at a price per share obtained by dividing $5,000,000 by the company's fully-diluted capitalization immediately preceding the initial closing of a future financing round. The senior notes may be prepaid without the prior written consent of the investors.

We also recently sold a new series of unsecured convertible notes in the aggregate principal amount of $290,000. These notes bear interest at a rate of 12% per annum, payable on the maturity date; provided, however, that if the principal amount is repaid prior to the bridge investor earning at least three percent (3%) interest on such principal amount, then the bridge investor will be paid as additional interest an amount equal to three percent (3%) of the principal amount of the Note minus the amount of interest previously paid or payable upon such repayment.

The maturity date is three months from the date that we commence this offering under Regulation CF; provided, however that these bridge notes may only be repaid through the proceeds of this Regulation CF offering. If the Company consummates, prior to the maturity date, the Reg CF offering and raises at least $50,000 through the Intermediary, the bridge investors will have the option to convert their bridge notes into the common stock sold in this offering at a price that is equal to 80% of the price paid by investors in the offering. Alternatively, if the bridge investor does not so elect to convert, then the company shall promptly repay all amounts due under the bridge notes at the closing of the offering before it uses any of the proceeds from the offering for any other purpose.

If the bridge notes remain outstanding on the maturity date, then they shall automatically convert into the company's common stock at a conversion price that is equal to $7.5 million divided by the number of shares of the company's common stock that is outstanding on a fully-diluted basis.

25. **What other exempt offerings has the issuer conducted within the past three years?**

Date of Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds
October 2015	Section 4(a)(2) of the Securities Act	Convertible Promissory Notes	$1,190,000	Product development, staffing and general corporate.
October 2018	Section 4(a)(2) of the Securities Act	Senior Secured Convertible Notes	$400,000	Product development, staffing, working capital and general corporate.
July 2019	Section 4(a)(2) of the Securities Act	Convertible Promissory Notes	$290,000	Product development, staffing, working capital and general corporate.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest: (1) any director or officer of the issuer; (2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (4) any immediate family member of any of the foregoing persons. If yes, for each such transaction, disclose the following:**

Specified Person	Relationship to the Issuer	Nature of Interest in Transaction	Amount of Interest
Dipak Panigrahi	Chief Operating Officer	Acquired $25,000 of our Senior Convertible Notes	$25,000
Kyle Song	Director	Acquired $25,000 of our convertible notes	$25,000

FINANCIAL CONDITION OF THE ISSUER

27.   **Does the issuer have an operating history?** [X] Yes [ ] No

28.   **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

Financial Information

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

As of December 31, 2018, we had $163,387.83 in cash and our total assets were $166,234.60. Further, we had no external credit facilities (i.e. bank loans, revolving lines of credit, etc.), nor do we anticipate obtaining any external credit facilities in the immediate future. However, we had a total indebtedness of $480,000 outstanding represented by secured and unsecured convertible notes.

We expect to incur continued losses over the next 12 months, possibly even longer. As of March 31, 2019, we had $43,136.83 in cash and $2,846.77 in other assets, and we believe that we need at least $800,000 to meet our minimal working capital requirements over the next 12 months. Our intention is to obtain this money through this offering.

Without limiting our available options, future financings will most likely be through the sale of additional debt securities on similar or identical terms to those of our existing notes or the sale of equity interests in our company. It is possible that we could also offer warrants, options and/or rights in conjunction with any future issuances of our equity interests or debt securities. However, we can give no assurance that financing will be available to us, and if available to us, in amounts or on terms acceptable to us. If we cannot secure adequate financing through this offering or through alternative sources, we may be forced to cease operations and you will lose your entire investment.

Liquidity and Capital Resources

The proceeds from this fundraising, in combination with anticipated operating revenue, will allow us to continue to invest in both product development and sales and marketing activity that will be necessary to support the goals outlined above.

We do not have any additional sources of capital other than the proceeds from the offering.

Capital Expenditures and Other Obligations

We do not intend to make any material capital expenditures in the next twelve months.

Material Changes and Other Information

None.

Trends and Uncertainties

After reviewing the above discussion of the steps we intend to take, potential investors should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential investors should also assess the consequences to us of any delays in taking these steps and whether we will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

29. **Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:**

Attached as Exhibit A to this offering statement are the unaudited reviewed financial statements of ILLUSIO, Inc. for the fiscal years ended December 31, 2017 and 2018.

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

   (1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

      (i) in connection with the purchase or sale of any security? [___] Yes [X] No

      (ii) involving the making of any false filing with the Commission? [___] Yes [X] No

      (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? [___] Yes [X] No

   If Yes to any of the above, explain:_____

   (2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

      (i) in connection with the purchase or sale of any security? [___] Yes [X] No;

      (ii) involving the making of any false filing with the Commission? [___] Yes [X] No

      (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? [___] Yes [X] No

   If Yes to any of the above, explain:_____

   (3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

      (i) at the time of the filing of this offering statement bars the person from:

(A)   association with an entity regulated by such commission, authority, agency or officer? [__] Yes [X] No

(B)   engaging in the business of securities, insurance or banking? [__] Yes [X] No

(C)   engaging in savings association or credit union activities? [__] Yes [X] No

(ii)   constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? [__] Yes [X] No

If Yes to any of the above, explain:_____

(4)   Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i)   suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? [__] Yes [X] No

(ii)   places limitations on the activities, functions or operations of such person? [__] Yes [X] No

(iii)   bars such person from being associated with any entity or from participating in the offering of any penny stock? [__] Yes [X] No

If Yes to any of the above, explain:_____

(5)   Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i)   any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)

(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? [__] Yes [X] No

(ii)   Section 5 of the Securities Act? [__] Yes [X] No

If Yes to either of the above, explain:_____

(6)   Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? [__] Yes [X] No

If Yes, explain:_____

(7)   Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as   an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? [__] Yes [X] No

If Yes, explain:_____

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? [___] Yes [X] No

If Yes, explain:_____

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31. **In addition to the information expressly required to be included in this Form, include:**

   (1) any other material information presented to investors; and

   (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Please see the exhibits to this offering statement, all of which have been made available to the offerees in connection with this offering.

ONGOING REPORTING

We will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2020 (120 days after the end of each fiscal year covered by the report). Once posted, the annual report may be found on our website at www.illusioimaging.com. We must continue to comply with the ongoing reporting requirements until (1) we are required to file reports under Section 13(a) or Section 15(d) of the Exchange Act; (2) we have filed at least one annual report pursuant to Regulation Crowdfunding and have fewer than 300 holders of record and has total assets that do not exceed $10,000,000; (3) we have filed at least three annual reports pursuant to Regulation Crowdfunding; (4) we or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or (5) we liquidate or dissolve our business in accordance with state law.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Ethan Winner
_____
(Signature)

Ethan Winner
(Name)

CEO & Chairman
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Ethan Winner
_____
(Signature)

Ethan Winner
(Name)

CEO & Chairman
(Title)

November 1, 2019
_____
(Date)

I, Ethan Winner, being the CEO and Chairman of ILLUSIO, Inc., a Corporation (the "Company"), hereby certify as of this that:

(i)   the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2017 and 2018 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2017 and 2018, and the related notes to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii)   the tax return information of the Company included in this Form reflects accurately the information reported on the tax return for the Company filed for the fiscal year ended December 31, 2018.


/s/ Ethan Winner
(Signature)

Ethan Winner
(Name)

CEO & Chairman
(Title)

November 1, 2019
(Date)


EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Offering Page
Exhibit C   Subscription Agreement
Exhibit D   Pitch Deck
Exhibit E   Video Transcript

EXHIBIT A
Financial Statements



Exhibit A

WILEY FINANCIAL
TAXES & ACCOUNTING SERVICES

INDEPENDENT AUDITOR'S REPORT To the members of Illusio, Inc

Illusio, Inc. *October 23, 2019*
222 Via Malaga
San Clemente, Ca 92673

Wiley Financial Services, Inc. have reviewed the accompanying financial statements of Illusio, Inc., which comprise of the balance sheet, statement of earnings, retained earnings, cash flow, and related notes to the financial statements for fiscal years beginning January 1, 2017 through December 31, 2017. January 1, 2018 through December 2018, and January 1, 2019 through June 30, 2019.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Other Matter Paragraph(s)

Supplementary Information

The accompanying schedule of compensation, benefits, and other payments to the agency head, political subdivision head, or chief executive officer is presented for purposes of additional analysis and is not a required part of the basic financial statements. The information is the representation of management. We have reviewed the information and, based on our review, we are not aware of any material modifications that should be made to the information in order for it to be in accordance with accounting principles generally accepted in the United States of America.

--Required Supplementary Information

Accounting principles generally accepted in the United States of America require that the following supplementary information be presented to supplement the basic financial statements:

Budgetary Comparison Schedule
Management's Discussion and Analysis

Such information, although not a part of the basic financial statements, is required by the Governmental Accounting Standards Board who considers it to be an essential part of financial reporting for placing the basic financial statements in an appropriate operational, economic, or historical context.

--The accompanying Budgetary Comparison Schedule has been reviewed by us, and based on our review, we are not aware of any material modifications that should be made to the information in order for it to be in accordance with accounting principles generally accepted in the United States of America.

--Management has provided the Management Discussion and Analysis that accounting principles generally accepted in the United States of America require to be presented to supplement the basic financial statements. The Management Discussion and Analysis, although not a part of the basic financial statements, is required by the Governmental Accounting Standards Board, who considers it to be an essential part of the of financial reporting for placing the basic financial statements in an appropriate operational, economic, or historical content.

Lindsay Wiley
Wiley Financial Services, Inc
5205 Avenida Encinas, Suite A
Carlsbad, CA 92008
April 15, 2019

Illusio, Inc.
Balance Sheet
As of March 31, 2019

	Mar 31, 19
ASSETS	
Current Assets	
Checking/Savings	
Wells Fargo	43,136.83
Total Checking/Savings	43,136.83
Total Current Assets	43,136.83
Fixed Assets	
Furniture and Equipment	2,846.77
Total Fixed Assets	2,846.77
TOTAL ASSETS	**45,983.60**
LIABILITIES & EQUITY	
Equity	
Capital Stock - Advent	25,000.00
Capital Stock - Alicia Gibson	35,000.00
Capital Stock - Asimov Ventures	100,000.00
Capital Stock BC&D Investments	50,000.00
Capital Stock-Brian Ross	15,000.00
Capital Stock - Charles Winner	125,000.00
Capital Stock - Ethan Winner	15,750.00
Capital Stock - Jeff Stone	14,625.00
Capital Stock-Kevin Lewis	100,000.00
Caital Stock - Kyle Song	14,625.00
Capital Stock-Mansco Investment	70,000.00
Capital Stock-Matthew Hayden	150,000.00
Capital Stock-Teresa Nagelberg	25,000.00
Capital Stock-David Nagelberg	100,000.00
Capital Stock-Pamela Greinke	10,000.00
Capital Stock-Ponder Family Tru	10,000.00
Capital Stock-Ray3	250,000.00
Capital Stock-Raymond Lane	450,000.00
Capital Stock - Richard Chao	25,000.00
Capital Stock - Scot D Lietzke	25,000.00
Retained Earnings	-1,443,765.40
Net Income	-120,251.00
Total Equity	45,983.60
TOTAL LIABILITIES & EQUITY	**45,983.60**

Illusio, Inc.
Balance Sheet
As of December 31, 2018

	Dec 31, 18
ASSETS	
Current Assets	
Checking/Savings	
Bank of America	160,455.22
Wells Fargo	2,932.61
Total Checking/Savings	163,387.83
Total Current Assets	163,387.83
Fixed Assets	
Furniture and Equipment	2,846.77
Total Fixed Assets	2,846.77
TOTAL ASSETS	**166,234.60**
LIABILITIES & EQUITY	
Equity	
Capital Stock - Advent	25,000.00
Capital Stock - Alicia Gibson	35,000.00
Capital Stock - Asimov Ventures	100,000.00
Capital Stock BC&D Investments	50,000.00
Capital Stock-Brian Ross	15,000.00
Capital Stock - Charles Winner	125,000.00
Capital Stock - Ethan Winner	15,750.00
Capital Stock - Jeff Stone	14,625.00
Capital Stock-Kevin Lewis	100,000.00
Caital Stock - Kyle Song	14,625.00
Capital Stock-Mansco Investment	70,000.00
Capital Stock-Matthew Hayden	150,000.00
Capital Stock-Teresa Nagelberg	25,000.00
Capital Stock-David Nagelberg	100,000.00
Capital Stock-Pamela Greinke	10,000.00
Capital Stock-Ponder Family Tru	10,000.00
Capital Stock-Ray3	250,000.00
Capital Stock-Raymond Lane	450,000.00
Capital Stock - Richard Chao	25,000.00
Capital Stock - Scot D Lietzke	25,000.00
Retained Earnings	-872,143.91
Net Income	-571,621.49
Total Equity	166,234.60
TOTAL LIABILITIES & EQUITY	**166,234.60**

Illusio, Inc.

Balance Sheet

As of March 31, 2018

	Mar 31, 18
ASSETS	
Current Assets	
Checking/Savings	
Bank of America	68,513.83
Total Checking/Savings	68,513.83
Total Current Assets	68,513.83
TOTAL ASSETS	**68,513.83**
LIABILITIES & EQUITY	
Equity	
Capital Stock - Advent	25,000.00
Capital Stock - Alicia Gibson	35,000.00
Capital Stock - Asimov Ventures	100,000.00
Capital Stock BC&D Investments	50,000.00
Capital Stock-Brian Ross	15,000.00
Capital Stock - Charles Winner	75,000.00
Capital Stock - Ethan Winner	15,750.00
Capital Stock - Jeff Stone	14,625.00
Capital Stock-Kevin Lewis	100,000.00
Caital Stock - Kyle Song	14,625.00
Capital Stock-Mansco Investment	70,000.00
Capital Stock-Matthew Hayden	150,000.00
Capital Stock-Pamela Greinke	10,000.00
Capital Stock-Raymond Lane	350,000.00
Capital Stock - Richard Chao	25,000.00
Capital Stock - Scot D Lietzke	25,000.00
Retained Earnings	-872,143.91
Net Income	-134,342.26
Total Equity	68,513.83
TOTAL LIABILITIES & EQUITY	**68,513.83**

Illusio, Inc.
Balance Sheet
As of December 31, 2017

	Dec 31, 17
ASSETS	
Current Assets	
Checking/Savings	
Bank of America	54,005.09
Total Checking/Savings	54,005.09
Total Current Assets	54,005.09
TOTAL ASSETS	**54,005.09**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Payroll Liabilities	1,149.00
Total Other Current Liabilities	1,149.00
Total Current Liabilities	1,149.00
Total Liabilities	1,149.00
Equity	
Capital Stock - Advent	25,000.00
Capital Stock - Alicia Gibson	35,000.00
Capital Stock - Asimov Ventures	100,000.00
Capital Stock BC&D Investments	50,000.00
Capital Stock-Brian Ross	15,000.00
Capital Stock - Charles Winner	75,000.00
Capital Stock - Ethan Winner	15,750.00
Capital Stock - Jeff Stone	14,625.00
Caital Stock - Kyle Song	14,625.00
Capital Stock-Mansco Investment	70,000.00
Capital Stock-Matthew Hayden	100,000.00
Capital Stock-Pamela Greinke	10,000.00
Capital Stock-Raymond Lane	350,000.00
Capital Stock - Richard Chao	25,000.00
Capital Stock - Scot D Lietzke	25,000.00
Retained Earnings	-356,113.18
Net Income	-516,030.73
Total Equity	52,856.09
TOTAL LIABILITIES & EQUITY	**54,005.09**

Illusio, Inc.
Profit & Loss
January through March 2019

	Jan - Mar 19
Ordinary Income/Expense	
Cost of Goods Sold	
Development	30,243.75
Merchant Account Fees	408.35
Total COGS	30,652.10
Gross Profit	-30,652.10
Expense	
Advertising and Promotion	22,147.47
Bank Service Charges	5.00
Computer and Internet Expenses	159.83
Insurance Expense	
Health	5,031.33
Total Insurance Expense	5,031.33
License & Permits	25.00
Payroll Expenses	
Officer Wages	36,164.46
Wages	8,500.00
Employer Taxes	4,172.82
Total Payroll Expenses	48,837.28
Postage and Delivery	279.70
Payroll Processing	7.20
Professional Fees	
Consulting	10,000.00
Legal & Accounting	2,184.38
Total Professional Fees	12,184.38
Telephone Expense	121.71
Total Expense	88,798.90
Net Ordinary Income	-119,451.00
Other Income/Expense	
Other Expense	
Income Taxes	
Taxes- State	800.00
Total Income Taxes	800.00
Total Other Expense	800.00
Net Other Income	-800.00

Illusio, Inc.
Profit & Loss
January through March 2019

	Jan - Mar 19
Net Income	-120,251.00

Illusio, Inc.
Profit & Loss
January through December 2018

	Jan - Dec 18
Ordinary Income/Expense	
Income	
Sales	3,400.00
Total Income	3,400.00
Cost of Goods Sold	
Development	127,882.02
Merchant Account Fees	1,375.47
Total COGS	129,257.49
Gross Profit	-125,857.49
Expense	
Advertising and Promotion	22,487.77
Automobile Expense	1,301.40
Bank Service Charges	614.98
Computer and Internet Expenses	7,225.67
Dues and Subscriptions	277.04
Insurance Expense	
Health	22,191.77
Total Insurance Expense	22,191.77
Meals and Entertainment	2,821.53
Office Supplies	5,591.76
Payroll Expenses	
Officer Wages	109,164.46
Wages	59,781.48
Employer Taxes	13,453.13
Total Payroll Expenses	182,399.07
Payroll Processing	591.20
Postage and Delivery	585.02
Printing & Reproduction	1,876.74
Professional Fees	
Consulting	119,916.70
Legal & Accounting	42,117.38
Total Professional Fees	162,034.08
Telephone Expense	1,857.60
Travel Expense	32,821.37
Total Expense	444,677.00
Net Ordinary Income	-570,534.49
Other Income/Expense	

Illusio, Inc.
Profit & Loss
January through December 2018

	Jan - Dec 18
Other Expense	
Income Taxes	
Taxes- State	800.00
Total Income Taxes	800.00
Ask My Accountant	0.00
Total Other Expense	800.00
Net Other Income	-800.00
Net Income	**-571,334.49**

Illusio, Inc.
Profit & Loss
January through December 2017

	Jan - Dec 17
Ordinary Income/Expense	
Income	
Sales	2,947.00
Total Income	2,947.00
Cost of Goods Sold	
Recruiting	10,000.00
Development	170,125.29
Merchant Account Fees	1,169.38
Product Samples Expense	1,556.32
Total COGS	182,850.99
Gross Profit	-179,903.99
Expense	
License & Permits	400.00
Advertising and Promotion	70,641.27
Automobile Expense	406.38
Bank Service Charges	317.50
Computer and Internet Expenses	9,838.47
Dues and Subscriptions	8,475.68
Meals and Entertainment	2,282.78
Office Supplies	536.94
Payroll Expenses	
Officer Wages	132,000.00
Employer Taxes	10,075.00
Total Payroll Expenses	142,075.00
Postage and Delivery	532.87
Printing & Reproduction	760.59
Professional Fees	
Consulting	77,154.09
Legal & Accounting	5,195.00
Total Professional Fees	82,349.09
Telephone Expense	878.48
Travel Expense	15,831.69
Total Expense	335,326.74
Net Ordinary Income	-515,230.73
Other Income/Expense	
Other Expense	
Income Taxes	

Illusio, Inc.

Profit & Loss

January through December 2017

	Jan - Dec 17
Taxes - State	800.00
Total Income Taxes	800.00
Total Other Expense	800.00
Net Other Income	-800.00
Net Income	-516,030.73

EXHIBIT B
OFFERING PAGE

ILLUSIO
THE WORLD'S FIRST AUGMENTED REALITY PLATFORM FOR COSMETIC SURGERY
INVEST NOW

ILLUSIO

Now Accepting Investors
***Limited availability**

► **$321,440**
of $1,070,000 Max.

► **119 INVESTORS**
have committed

Why Invest in ILLUSIO? | 5 Key Reasons | How to Invest | Success Stories | Investment Docs | Pitch Deck

DEAL HIGHLIGHTS:

Play Video

- **Patent-protected, state-of-the-art technology** that could revolutionize the cosmetic surgery industry.
- **Partnership with Mentor Worldwide**, the #1 global brand of breast implants. It's the only partnership of its kind and will drive sales and accelerate growth.
- The platform can **increase sales, decrease costly reoperations**, and **reduce consultation time**, making it a no-brainer for surgeons to adopt it.
- Launching visualizations for popular procedures such as liposuction which will **add new revenue streams**.
- Set for potentially **rapid U.S. and international expansion**. Worldwide, the top five most popular cosmestic surgeries represent an opportunity to tap **5.9 million** procedures annually.

INVEST NOW

A Breakthrough That Could Become Standard In Every Cosmetic Surgical Office Worldwide

This cutting edge tool allows patients to visualize intimate details of very personal surgical decisions. It's a breakthrough that could be quickly adopted as "best practice" for every plastic surgical office worldwide.

Mentor Worldwide, a part of the **Johnson and Johnson (NYSE: JNJ $347.1B)** family of companies, is deploying their national sales team to take the lead in introducing this company's groundbreaking technology to the medical community. Before it gains traction, you may want to consider grabbing a position.

The company is ILLUSIO. Its **unique**, **proprietary** visualization technology could revolutionize how doctors and patients interact over the most intimate details of plastic surgical procedures.

- Plastic surgeons report that the most frustrating aspect of their practice can be managing the expectations of their patients and assisting them in visualizing outcomes of procedures that each must accept and approve before surgery.

ILLUSIO technology simplifies the process and clarifies results. It allows the patient to see the range of cosmetic options available to approve in advance of the procedure.

Using state-of-the-art augmented reality (AR) and newly developed AR interfaces, ILLUSIO enables doctors to present to patients **real-time, three-dimensional visualizations** of body shaping procedures with detailed accuracy. Patients see on screen, on their own bodies, the range of results that can be expected from any procedure.

ILLUSIO has locked-in a **global partnership** with Mentor Worldwide. Mentor is the world's **#1** breast implant brand and a part of the Johnson & Johnson family of companies. As of September 2019, ILLUSIO's technology is being introduced to the medical community through Mentor's extensive medical sales network.

Sales will be initially focused on breast augmentation surgeries. Imaging for breast reconstruction surgery (post-mastectomy) is in development for a future release. Together, these procedures comprise a massive, rapidly growing market. Projections are that annual growth rate of breast augmentation/reconstruction surgeries will exceed 10% CAGR, hitting **$4.6 billion** by 2025.

It's an ideal time for this technology to find its way to market.

Future releases will include tummy tucks, lipo-suction and facial procedures such as lifts and nose shaping. Each procedure added to ILLUSIO's platform creates new potential revenue streams that could **multiply sales and profits**.

Since ILLUSIO technology takes the guesswork and much fear out of approving any plastic surgical procedure, the company expects it to be quickly adopted as a best practice for patient management and care.

An incremental, long overdue improvement in a massive market.

ILLUSIO's AR visualization technology is the most advanced AR tech of its kind. Nothing else like it exists, which is why Mentor Worldwide quickly recognized ILLUSIO as a natural extension of their breast implant product line. Sales could grow quickly as a result. Mentor is the world's leading supplier of breast implants and most cosmetic surgeons in America depend on and trust those implants for their procedures.

- **ILLUSIO has opened its doors to a limited number of ground-floor investors in anticipation of rapid growth in demand for its technology.**

5 KEY REASONS TO CONSIDER INVESTING:

1 Patent-Protected Technology Could Revolutionize the Industry
ILLUSIO is the **world's first "virtual mirror"** for cosmetic surgery. Its patent-protected, state-of-the-art technology uses augmented reality to enable doctors to present patients with a real-time, three-dimensional visualization of a procedure's potential outcome -- *using the patient's actual body*. Never before has this been possible. It could **completely revolutionize** the cosmetic surgery experience.

2 Exclusive Partnership With Industry Giant, Mentor Worldwide
ILLUSIO has signed a **global partnership** Mentor Worldwide, a part of the Johnson & Johnson family of companies. Mentor currently sells to 85% of surgeons in the United States and will serve as the perfect entry point to plastic surgery centers in America and around the world. As part of the deal, Mentor will introduce and facilitate the sale of the ILLUSIO platform through their national sales team. Being backed by such a powerful salesforce will **greatly accelerate** ILLUSIO to market and could **dramatically increase** sales.

3 Rapid U.S. and International Expansion
In 2018, there were more than 1 million cosmetic surgeries in the United States. Worldwide, there were ***more than 6 million***. ILLUSIO could help improve all of these, presenting a major opportunity for the company. And through its partnership with Mentor, ILLUSIO is set to quickly penetrate the market with **immediate access** to more than 6,000 domestic surgery centers as well as an unrivaled global network.

4 Major Growth Catalyst In Coming Months
ILLUSIO plans to expand its revolutionary visualization platform to cover each of the five most popular cosmetic surgeries including liposuction, tummy tucks, and facial procedures. The addition of these **increase ILLUSIO's potential market size three-fold** and could be **a MAJOR growth catalyst** for the company.

5 Every Cosmetic Surgeon Should Use ILLUSIO
ILLUSIO's technology greatly improves the patient experience. It increases trust and understanding, and increases the likelihood a patient will move forward with the procedure. In fact, surgeons report surgery **booking conversions increasing over 90%** using the ILLUSIO breast simulation system. In addition, a recent survey found that **97% of women surveyed prefer to see a plastic surgeon using ILLUSIO** and 95% who already had breast augmentation would have made different decisions if they had ILLUSIO. Overall, ILLUSIO increases sales and improves patient satisfaction, making it a no-brainer for surgeons to implement.

HOW TO INVEST:

INVEST NOW!

Step one: Sign-up for Equifund and review the educational materials

Step two: Review the company's offering page

Step three: Click on the Invest Now button

Step four: Fill out and sign a form electronically

INVEST NOW

SUCCESS STORIES:

Awesome Technology

I didn't know that technology like this existed. This is a great way to visually get on the same page with your surgeon about what you are trying to accomplish.

- Taylor, ILLUSIO patient

Put Me At Ease

I came into my consultation unsure if I wanted to be a full C or a full D and being able to see how the different sizes would look on my body made all the difference. I was easily able to decide that the full C would be exactly what I wanted. Illusio made me feel confident in my decision.

- Sally, ILLUSIO patient

Gives Me Peace Of Mind

I spent days researching breast augmentation photos on the internet looking for post-surgery photos of other women in hopes of finding someone that looked like me so I could see what I would look like with implants and it was exhausting. Then my doctor showed me Illusio. It was so helpful to actually see what implants would look like on my body. I only wish I knew of Illusio earlier so I didn't have to waste so much time looking at all those photos of other women.

- Carissa, ILLUSIO patient

IN THE MEDIA:

medGadget | Forbes | International Business Times | DAILY Mirror | VRfocus | OZY

MANAGEMENT + ADVISORS:

Ethan Winner
Chief Executive Officer
Ethan is a global communications and business specialist with over 20 years experience in international markets. Prior to ILLUSIO, Ethan represented dozens of Fortune 500 companies in multimedia advertising and strategic communications in U.S. and international markets.

Kyle Song, M.D.
Chief Medical Officer
Dr. Kyle Song graduated top of his class from UC Davis Medical School and is the Founder/CEO of California based South Coast Plastic Surgery. He has been cited in seven peer-reviewed medical publications and presented at numerous prestigious conferences such as the American Society of Aesthetic Plastic Surgeons.

Dipak Panigrahi
Chief Operating Officer
Dipak is a licensed ophthalmologist who brings over ten years experience as a medical executive for such notable firms as Merck and Novartis. He is also experienced in medical device strategy as well as mergers and acquisitions.

Preston Platt
Chief Technical Officer
Art Director, 3D Generalist, and XR Developer with over 17 years working in 3D and Gaming Industry. Preston has strategized and executed award-winning designs and applications for the enterprise and entertainment industry, digital agencies, and top-tier brands.

Ray Lane
Advisor
Ray is former President and COO of Oracle where he re-established the company's leadership in the database market and grew Oracle's market cap by 65x to over $200 billion. After leaving Oracle, Ray became a Managing Partner with Kleiner Perkins for 14 years before becoming Partner Emeritus with the firm.

Rohit Varma
Advisor
Rohit is a world-renowned physician-scientist and recognized as a visionary leader in glaucoma and the epidemiology of eye diseases. He is the Founding Director of the Southern California Eyecare and Vision Research Institute (SCEVRI).

Matthew Hayden
Investor
Matthew is a principle Sea Purity Investments, and investment house which employs a multi-strategy approach and finances numerous public and private companies each year. He has 20+ years experience in the financial sector and has helped companies raise over $10 billion in the equity/debt markets.

COMPANY HIGHLIGHTS:

ILLUSIO is a **groundbreaking medical technology platform** that could revolutionize the cosmetic surgery industry. It uses state-of-the-art, augmented reality to enables doctors to present to patients a real-time, three-dimensional visualization of a procedure's outcome using the patient's actual body. Empowering patients to fully visualize a procedural outcome **greatly improves patient experience** and **increases the likelihood** of them moving forward with the procedure.

- **Patent-protected, state-of-the-art technology** that could revolutionize the cosmetic surgery industry.
- **Partnership with Mentor Worldwide**, the #1 global brand of breast implants. It's the only partnership of its kind and will drive sales and accelerate growth.
- The platform can **increase sales, decrease costly reoperations**, and **reduce consultation time**, making it a no-brainer for surgeons to adopt it.
- Set for potentially **rapid U.S. and international expansion.**
- Launching visualizations for popular procedures such as liposuction which will **add new revenue streams**. The top five most popular cosmestic surgeries worldwide represent an opportunity to tap **5.9 million** procedures annually.

OFFERING TYPE	PRICE PER SHARE	MINIMUM	VALUATION
Regulation CF	$1.00	$500	$15 Million

SUBSCRIPTION AGREEMENT | FINANCIALS | FORM C | AMENDMENTS

INVEST NOW

PITCH DECK:

ILLUSIO
"The World's First Virtual Mirror For Cosmetic Surgery"
PITCH DECK

3RD PARTY RESEARCH:

- Independent financial research firm **Kingscrowd gives ILLUSIO a 4.65/5 rating.**

COMPANY MILESTONES:

- ILLUSIO launches
- Initial beta software application complete
- Wins Frontier Tech Showdown Startup Competition
- Ray Lane joins ILLUSIO as Business Advisor
- Rohit Varma / USC joins ILLUSIO as Business Advisor
- ILLUSIO signs agreement with Mentor Worldwide
- ILLUSIO and Mentor launch Mentor Visualizer powered by ILLUSIO

Why Invest in ILLUSIO? | 5 Key Reasons | How to Invest | Success Stories | Investment Docs | Pitch Deck

ILLUSIO OWN A PIECE OF THE WORLD'S FIRST AUGMENTED REALITY PLATFORM FOR COSMETIC SURGERY INVEST NOW

EXHIBIT C
Subscription Agreement

Exhibit C

ILLUSIO, INC.

SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION.   NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

The Board of Directors of
ILLUSIO, INC.
222 Via Malaga
San Clemente, California 92673

Ladies and Gentlemen:

1.   Background. The undersigned understands that Illusio, Inc., a Delaware corporation (the "**Company**"), is conducting an offering (the "**Offering**") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**") and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to the Form C, dated October 31, 2019, as the same may be amended from time to time, filed by the Company with the SEC (the "**Form C**") and the Offering Statement, which is included therein (the "**Offering Statement**"). The Company is offering to both accredited and non-accredited investors up to 981,651 shares of its Common Stock, $0.0001 par value (each a "**Share**" and, collectively, the "**Shares**") at a price of $1.09 per Share (the "**Purchase Price**"). The minimum amount or target amount to be raised in the Offering $20,000 (the "**Target Offering Amount**") and the maximum amount to be raised in the offering is $1,070,000 (the "**Maximum Offering Amount**"). If the Offering is oversubscribed beyond the Target Offering Amount, the Company will sell Shares on a basis to be determined by the Company's management. The Company is offering the Shares to prospective investors through the EquiFund Crowd Funding Portal (the "**Portal**"). The Portal is registered with the Securities and Exchange Commission (the "**SEC**"), as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a commission equal to 7% of gross monies raised in the Offering and Common Stock that is equal to 7% of the total shares of Common Stock sold in the Offering. Investors should carefully review the Form C and the accompanying Offering Statement, which are available on the website of the Portal at www.equifundcfp.com.

2.   Subscription. Subject to the terms of this Agreement and the Form C and related Offering Statement, the undersigned hereby subscribes to purchase the number of Shares equal to the quotient of the undersigned's subscription amount as indicated through the Portal's platform divided by the Purchase Price and shall pay the aggregate Purchase Price in the manner specified in the Form C and Offering Statement and as per the directions of the Portal through the Portal's website. Such subscription shall be deemed to be accepted by the Company only when this Agreement is countersigned on the Company's behalf. No investor may subscribe for a Share in the Offering after the Offering campaign deadline as specified in the Offering Statement and on the Portal's website (the "**Offering Deadline**").

3.   Closing.

(a)   Closing. Subject to this Section 3(b), the closing of the sale and purchase of the Shares pursuant to this Agreement (the "**Closing**") shall take place through the Portal within five Business Days after the Offering Deadline (the "**Closing Date**").

(b)   Closing Conditions. The Closing is conditioned upon satisfaction of all the following conditions:

(i)   prior to the Offering Deadline, the Company shall have received aggregate subscriptions for Shares in an aggregate investment amount of at least the Target Offering Amount;

(ii)   at the time of the Closing, the Company shall have received into the escrow account established with the Portal and the escrow agent in cleared funds, and is accepting, subscriptions for Shares having an aggregate investment amount of at least the Target Offering Amount; and

(iii)   the representations and warranties of the Company contained in Section 7 hereof and of the undersigned contained in Section 5 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

4.   Termination of the Offering; Other Offerings. The undersigned understands that the Company may terminate the Offering at any time. The undersigned further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

5.   Representations. The undersigned represents and warrants to the Company and the Company's agents as follows:

(a)   The undersigned understands and accepts that the purchase of the Shares involves various risks, including the risks outlined in the Form C, the accompanying Offering Statement, and in this Agreement. The undersigned can bear the economic risk of this investment and can afford a complete loss thereof; the undersigned has sufficient liquid assets to pay the full purchase price for the Shares; and the undersigned has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the undersigned's investment in the Company.

(b)   The undersigned acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to the undersigned by the Company or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of the purchase of the Shares.

(c)   Including the amount set forth on the signature page hereto, in the past 12-month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

(d)   The undersigned has received and reviewed a copy of the Form C and accompanying Offering Statement. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C and accompanying Offering Statement to make the decision to purchase the Shares.

(e)   The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Shares. It is understood that information and explanations related to the terms and conditions of the Shares provided in the Form C and accompanying Offering Statement or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Shares, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Shares. The undersigned acknowledges that neither the Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Shares for purposes of determining the undersigned's authority or suitability to invest in the Shares.

(f)   The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C and accompanying Offering Statement. The undersigned has had access to such information concerning the Company and the Shares as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Shares.

(g)   The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

(h)   The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Shares, without interest thereon, to the undersigned.

(i)   The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Shares or made any finding or determination concerning the fairness or advisability of this investment.

(j)   The undersigned has up to 48 hours before the campaign end date to cancel the purchase and get a full refund.

(k)   The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Shares or (ii) made any representation to the undersigned regarding the legality of an investment in the Shares under applicable legal investment or similar laws or regulations. In deciding to purchase the Shares, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Shares is suitable and appropriate for the undersigned.

(l)   The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Shares. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Shares and the consequences of this Agreement. The undersigned has considered the suitability of the Shares as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Shares and its authority to invest in the Shares.

3

(m)   The undersigned is acquiring the Shares solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Shares. The undersigned understands that the Shares have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information provided by the undersigned to the Company or the Portal) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(n)   The undersigned understands that the Shares are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the undersigned may dispose of the Shares only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Shares, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Shares become freely transferable, a secondary market in the Shares may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Shares for an indefinite period of time.

(o)   The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Shares or any interest therein or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

(p)   If the undersigned is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the undersigned hereby represents and warrants to the Company that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Shares or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Shares. The undersigned's subscription and payment for and continued beneficial ownership of the Shares will not violate any applicable securities or other laws of the undersigned's jurisdiction.

6.   HIGH RISK INVESTMENT. **THE UNDERSIGNED UNDERSTANDS THAT AN INVESTMENT IN THE SHARES INVOLVES A HIGH DEGREE OF RISK**. The undersigned acknowledges that (a) any projections, forecasts or estimates as may have been provided to the undersigned are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "**IRS**"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the undersigned has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

7.   Company Representations. The undersigned understands that upon issuance of to the undersigned of any Shares, the Company will be deemed to have made following representations and warranties to the undersigned as of the date of such issuance:

(a)   <u>Corporate Power</u>. The Company has been duly incorporated as corporation under the laws of the State of Delaware and, has all requisite legal and corporate power and authority to conduct its business as currently being conducted and to issue and sell the Shares to the undersigned pursuant to this Agreement.

(b)   <u>Enforceability</u>. This Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(c)   <u>Valid Issuance</u>. The Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement and the Form C, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer arising under this Agreement, the Amended Articles of Incorporation and Bylaws of the Company, or under applicable state and federal securities laws and liens or encumbrances created by or imposed by a subscriber.

8.   <u>No Conflict</u>. The execution, delivery and performance of and compliance with this Agreement and the issuance of the Shares will not result in any violation of, or conflict with, or constitute a default under, the Company's Amended Articles of Incorporation and Bylaws, as amended, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company.

9.   <u>SPV Reorganization</u>. The undersigned hereby agrees to take any and all actions determined by the Company's board of directors in good faith to be advisable to reorganize this instrument and any Shares issued pursuant to the terms of this instrument into a special-purpose vehicle or other entity designed to aggregate the interests of holders of the Shares.

10.   <u>Indemnification</u>. The undersigned agrees to indemnify and hold harmless the Company and its directors, officers and agents (including legal counsel) from any and all damages, losses, costs and expenses (including reasonable attorneys' fees) that they, or any of them, may incur by reason of the undersigned's failure, or alleged failure, to fulfill any of the terms and conditions of this subscription or by reason of the undersigned's breach of any of the undersigned's representations and warranties contained herein.

11.   <u>Market Stand-Off</u>. If so requested by the Company or any representative of the underwriters (the "**Managing Underwriter**") in connection with any underwritten or Regulation A+ offering of securities of the Company under the Securities Act, the undersigned (including any successor or assign) shall not sell or otherwise transfer any Shares or other securities of the Company during the 30-day period preceding and the 270-day period following the effective date of a registration or offering statement of the Company filed under the Securities Act for such public offering or Regulation A+ offering or underwriting (or such shorter period as may be requested by the Managing Underwriter and agreed to by the Company) (the "**Market Standoff Period**"). The Company may impose stop-transfer instructions with respect to securities subject to the foregoing restrictions until the end of such Market Standoff Period.

12. <u>Obligations Irrevocable</u>. Following the Closing, the obligations of the undersigned shall be irrevocable.

13. <u>Legend</u>. The certificates, book entry or other form of notation representing the Shares sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Shares were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

14. <u>Notices</u>. All notices or other communications given or made hereunder shall be in writing and shall be mailed, by registered or certified mail, return receipt requested, postage prepaid or otherwise actually delivered, to the undersigned's address provided to the Portal or to the Company at the address set forth at the beginning of this Agreement, or such other place as the undersigned or the Company from time to time designate in writing.

15. <u>Governing Law</u>. Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of Delaware without regard to the principles of conflicts of laws.

16. <u>Submission to Jurisdiction</u>. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Shares by the undersigned ("**Proceedings**"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located at the location of the Company's principal place of business, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

17. <u>Entire Agreement</u>. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

18. <u>Waiver, Amendment</u>. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

19. <u>Waiver of Jury Trial</u>. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

20. <u>Invalidity of Specific Provisions</u>. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement.

21. <u>Titles and Subtitles</u>. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

22. <u>Counterparts</u>. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

23.	Electronic Execution and Delivery. A digital reproduction, portable document format ("".pdf") or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

24.	Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

25.	Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

26.	Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Shares pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

[End of Page]

IN WITNESS WHEREOF, the parties have executed this Agreement as of _____.

COMPANY:

ILLUSIO, INC.

By:_____

Name:_____

Title:_____

Read and Approved (For IRA Use Only):   **SUBSCRIBER:**

_____

By:_____   By:_____

Name:_____

Title:_____

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[   ] Not Accredited

EXHIBIT D
Investor Deck

ILLUSIO

"The World's First Augmented Reality Platform For Cosmetic Surgery"

PITCH DECK

The information contained in this presentation is for use by you and a limited number of other parties who are interested in investing Illusio Imaging (the "Company"). This investor presentation is designed to provide you with some preliminary information about the Company that will assist you in deciding whether to pursue any such relationship with the Company. For more detailed information about the Company, including detailed risk factors, please see the Offering Statement on Form C that was filed by the Company with the SEC and is available on the SEC's website (www.sec.gov) and also on the Company's offering page on the Equifund website at www.equifundcfp.com. This summary does not constitute an offer to sell or the solicitation of an offer to buy securities of the Company.

The Company obtained all the information set forth below from its internal records or from publicly available sources. Although the Company believe this information is accurate, it makes no representation or warranty, expressed or implied, about the completeness or the accuracy of this information, its content or any other matter concerning it. Only those representations and warranties, if any, that we make in any definitive agreement that would be executed by you and the Company at some later date would have any legal effect.

This information is not intended to provide the sole basis for your evaluation of the Company. You should conduct your own due diligence of the Company, review the Company's offering statement on Form C, and independently verify the information contained below before proceeding further with any investment in or other transaction with the Company. Our officers will make themselves available to answer any questions that you may have regarding the Company, its business, operations and prospects should you decide to proceed further with an investment or other transaction with the Company.

The information set forth below includes statements, estimates, projections with respect to our anticipated future performance and other forward-looking statements, which are subject to risks, uncertainties and assumptions. In some cases, you can identify these statements by forward-looking words such as "may", "might", "will", "should", "expect", "plan", "anticipate", "believe", "estimate", "predict", "potential", "future" or "continue", the negative of these terms and other comparable terminology. Such forward-looking statements are based on current plans, estimates and expectations and are made pursuant to the Private Securities Litigation Reform Act of 1995. These statements, estimates and projections are based upon various assumptions that we made concerning our anticipated results and industry trends, which may or may not occur. We are not making any representations as to the accuracy of these statements, estimates or projections. Our actual performance may be materially different from the statements, estimates or projections set forth below. We are under no duty to update any of these forward-looking statements to conform them to actual results or revised expectations.

Investing in Regulation CF offerings involves a high degree of risk. Securities sold through Regulation CF Offerings are typically not publicly traded and, therefore, are less liquid. Additionally, investors will receive restricted stock that is subject to holding period requirements. Companies seeking capital through Regulation CF Offerings tend to be in earlier stages of development and have not yet been fully tested in the public marketplace. Investing in Regulation CF Offerings requires a tolerance for high risk, low liquidity, and a long-term commitment. Investors must be able to afford to lose their entire investment. Such investment products are not FDIC insured, may lose value, and have no bank guarantee.

ILLUSIO



ILLUSIO, the world's first augmented reality platform for cosmetic surgery, is opening its doors to a limited number of ground-floor investors in anticipation of rapid growth and demand for its technology.

ILLUSIO Is A **Breakthrough** That Could **Become Standard** In Every Cosmetic Surgical Office Worldwide.

STATE-OF-THE-ART TECHNOLOGY

- **World's first augmented reality visualization platform** for cosmetic surgery.

- Allows patients to see potential outcomes of surgery **on their actual body** by superimposing a 3D virtual image in real-time.

- **Patent-protected.**

BACKED BY INDUSTRY GIANT JOHNSON & JOHNSON

- **Recently signed 3-year global partnership with Mentor Worldwide,** a part of the Johnson & Johnson family of companies. Mentor is the **#1 brand** of breast implants worldwide and has a **50% market share** in the U.S.

RAPID GROWTH TRAJECTORY

- Set for **rapid U.S. and international expansion** through Mentor Worldwide's extensive medical sales network and sales force.

- Potential to tap **5.9 million** annual cosmetic surgeries through expansion into the top five most popular procedures.

Patients Go Into Plastic Surgery "Blind".

They really don't have a good idea of what their body is going to look like post-procedure. And cosmetic surgeons have very limited options to try and help patients visualize potential outcomes.

Options are essentially limited to browsing catalogues of before-and-after pictures of the surgeon's past patients, looking at artistic drawings, and undertaking other rudimentary exercises such as fitting bras with bean bags of different sizes to — *very roughly* — "mimic" what the breast may look like after surgery. With today's technology, **this is unacceptable.**



► These methods **DO NOT** provide a patient with **an accurate visualization or true understanding** of what the outcome of an invasive procedure like plastic surgery could be.



This lack of understanding leads to **unmet expectations, reduced satisfaction, loss of clients, and costly secondary procedures.**

And That's Where ILLUSIO Comes In...

▶ **Patients Need A Better Way To "Look Into The Future"**

They need something that...

- Allows them to see what their body could look like post-procedure...
- Gives them confidence they're making the right decision...
- And helps assure them they should be **happy with the result.**

ILLUSIO Is The World's First Augmented Realty Visualization Platform For Cosmetic Surgery

ILLUSIO is a state-of-the-art, augmented reality platform. It enables doctors to present to patients a real-time, three-dimensional visualization of a procedure's potential **using the patient's actual body.**





ILLUSIO Works Like A "Virtual Mirror."

Its **patent-protected technology** merges computer-generated imagery with the patient's own body to take the guesswork and fear out of approving a surgical procedure.

With ILLUSIO a doctor can manipulate a virtual image to visually display different options and how those options might look like on the patient. **This helps give the patient a totally clear understanding of what they want to look like.** They can tell the doctor "maybe a little more," or a little less", and in real-time the doctor can make those changes. The patient can even move side-to-side and through the virtual mirror, see the potential outcome from different angles.

▶ ILLUSIO IS A **BREAKTHROUGH** THAT COULD **REVOLUTIONIZE THE COSMETIC SURGERY INDUSTRY.**



ILLUSIO real-time, augmented reality consultation for breast augmentation

ILLUSIO BENEFITS

Every Cosmetic Surgeon Needs To Have ILLUSIO.

▸ Patients Want To See What They'll Look Like. Period.



ILLUSIO consultation for breast augmentation

Real-time, augmented reality image of procedure outcome superimposed on patient's actual body.



ILLUSIO consultation for breast augmentation

- ✓ ILLUSIO can **increase** patient trust and confidence
- ✓ ILLUSIO can **improve** patient understanding
- ✓ And ILLUSIO can **increase** the likelihood patient will move forward with surgery

Never before has a doctor been able to project an image of potential outcomes on the patient's actual body and manipulate it in real time to show different aspects of the procedure. It's like going from a rotary phone to an iPhone. **Every single patient should want it**. In fact...

- **97%** of women **prefer to see a plastic surgeon using ILLUSIO**
- **98%** of women say that ILLUSIO would **add to their understanding** of the procedure and **increase their confidence** in deciding
- **95%** of women who already had breast augmentation would have **made different decisions** if they had ILLUSIO

▸ THE BENEFITS OF USING ILLUSIO CAN'T BE UNDERSTATED AND WILL **DRIVE STRONG DEMAND FOR THE PLATFORM.**

*According to a study undertaken at the International Esthetic Cosmetics & Spa Conference

6 More Reasons ILLUSIO Is About To Dominate Cosmetic Surgery Visualization...

1) Increases Sales ✔

Surgeons report surgery booking conversions **increasing over 90%** using the ILLUSIO breast simulation system.

2) It Can Decrease Costly Reoperations ✔

Of the 300k women that get breast augmentation in the U.S., **20% have to go back in for secondary operations.** One major reason is they simply choose the wrong size.

3) It Reduces Consultation Time ✔

Some patient consultations using the ILLUSIO system take **less than 10 minutes,** allowing doctors to achieve optimal success in controlling expectations, limiting outcome anxiety, and selling more surgeries.

4) Simple, Easy To Use Software ✔

No complicated hardware needed. The ILLUSIO Platform easily loads onto **any iPad, Windows tablet, Mac, or Windows PC** making it a breeze for surgeons to start using it.

5) It's About To Add More Types Of Procedures ✔

ILLUSIO is already delivering amazing results for breast augmentation, the most popular cosmetic procedure in the United States. In the coming months, the company expects to launch other verticals such as liposuction and tummy tucks that could **multiply sales** and **profits.**

6) ILLUSIO is Partnered With Mentor Worldwide ✔

ILLUSIO has **locked-in a major partnership** with Mentor Worldwide, a part of the Johnson & Johnson family of companies. The partnership is global and gives ILLUSIO access to Mentor's massive worldwide sales network. Being backed by such a powerful salesforce will **greatly accelerate** ILLUSIO to market and could **dramatically increase** revenue growth.

MENTOR WORLDWIDE PARTNERSHIP

Major Partnership Set To Propel Sales.

ILLUSIO has signed a three-year **partnership agreement with Mentor Worldwide**, a part of the Johnson & Johnson family of companies.

- Mentor is **the largest breast implant supplier in the United States** and the #1 brand worldwide. This partnership adds enormous credibility to ILLUSIO and will serve **as the perfect entry point to plastic surgery centers** in America and around the world.

Through the extensive Mentor medical sales network, ILLUSIO can be **accelerated to market** and **quickly adopted** by cosmetic surgeons worldwide.

ILLUSIO

MENTOR®

PART OF THE Johnson & Johnson FAMILY OF COMPANIES

MENTOR WORLDWIDE PARTNERSHIP

Partnership Highlights:

- **Mentor will promote and facilitate** the sale of the ILLUSIO platform through their national sales team
  - Mentor sells to 85% of plastic surgeons in the United States, giving ILLUSIO **immediate access** to more than **6,000 potential clients.**

- **First of its kind partnership:**
  - None of ILLUSIO's competitors are partnered with as large a player as Mentor. Access to a powerhouse sales network of this scale gives ILLUSIO **a major advantage**.

- **Mentor will earn commission** on each sale they generate, highly incentivizing its sales team to push the ILLUSIO platform

- **Mentor will feature and integrate ILLUSIO** into its website and promote the newly created the "Mentor Visualizer powered by ILLUSIO" internationally


Breast Implants by MENTOR
Register | Login
New You Visualizer
Visualize yourself with a breast augmentation in just seconds.

BEING INTEGRATED INTO MENTOR'S NEW WEBSITE WILL PROVIDE **MAJOR EXPOSURE**

- ILLUSIO has built a scaled-down, web-based version of its platform specifically for use on Mentor's website called "The Mentor Visualizer Powered by ILLUSIO" and **will feature it prominently.**

- Mentor's old website gets **525,000 unique hits** and **3.9 million page views** annually. This could grow dramatically as Mentor promotes its new website with built-in ILLUSIO technology.

US MARKET POTENTIAL

There Are More Than 1 Million Cosmetic Surgeries In The U.S. Each Year.

Every Single One Of Them Could Potentially Use ILLUSIO.

Top U.S. Cosmetic Surgery Procedures:

- **Breast Augmentation:** 313,735
- **Liposuction:** 258,558
- **Breast Lift:** 109,538
- **Tummy Tuck:** 130,081
- **Eyelid Surgery:** 206,529

TOTAL U.S. MARKET:

1,018,441 Surgeries







The market potential for ILLUSIO is **massive**.

In the coming months, ILLUSIO plans to launch add-on modules for liposuction, tummy tucks, and facial procedures such as lifts, nose shaping and eyelid surgery, **creating a potentially MAJOR growth catalyst** for the company.

Every time a procedure is added to the platform, it creates a new potential revenue stream that can **multiply sales**.

300K+
PROCEDURES
1 MILLION+
PROCEDURES
Current Market
(Breast Augmentation Only)
Near-Term Potential
(U.S. only – doesn't include international sales)

ILLUSIO Is Set For Rapid Growth In International Markets.

ILLUSIO

Cosmetic Surgery Worldwide:

- Liposuction: **1,573,680**
- Breast Augmentation: **1,540,289**
- Eyelid Surgery: **1,346,886**
- Tummy Tuck: **802,234**
- Breast Lift: **657,832**

TOTAL GLOBAL MARKET: 5,920,921

Surgery centers outside the U.S. represent a major opportunity to rapidly increase sales with minimal cost.



One of the biggest issues facing U.S. based medical technology companies is an inability to penetrate markets outside the United States.

▶**ILLUSIO HAS SOLVED THIS PROBLEM.**

Its partnership agreement with Mentor Worldwide gives it **access to an unrivaled international medical sales network**, allowing it to **quickly and efficiently** start selling ILLUSIO in lucrative markets across Europe, Asia, South America, and the Middle East.

✦ MENTOR®
PART OF THE *Johnson-Johnson* FAMILY OF COMPANIES

ILLUSIO Competition

▶ ILLUSIO has two main competitors, **Crisalix** ™ **and Vectra XT.** ™

crisalix ™
VIRTUAL AESTHETICS





- Limited to a torso-based image (not the same experience for the patient)
- Produces computer-generated renderings
- Patient's must pay an upfront fee
- Likely to increase the time of a consult
- More clinical-based platform

VECtraxt ™





- Expensive, bulky hardware required
- Produces computer-generated renderings
- Complex system that requires significant training
- Likely to increase the time of a consult
- No real-time, augmented reality capability
- More clinical-based platform

MANAGEMENT & ADVISORS



Ethan Winner

Chief Executive Officer + Founder

Ethan is a global communications and business specialist with over 20 years experience in international markets. Prior to ILLUSIO, Ethan was a global communications executive specializing in reputation and brand management for both professional services and consumer-oriented companies. He has represented dozens of Fortune 500 companies spanning more than 20 years in traditional and multimedia advertising and strategic communications in U.S. and international markets.

The majority of his career has been with the Publicis Group, the world's second largest communications company, where he served as the Managing Director of the Los Angeles office. Ethan was also a global marketing executive for the two largest executive recruiting corporations, Korn/Ferry International and Heidrick & Struggles.



Kyle Song, M.D.

Chief Medical Officer + Founder

Dr. Song graduated top of his class from UC Davis Medical School and is the Founder/CEO of California-based South Coast Plastic Surgery.

He has been cited in seven peer-reviewed medical publications and presented at numerous prestigious conferences such as the American Society of Aesthetic Plastic Surgeons and California Society of Plastic Surgeons.

MANAGEMENT & ADVISORS



Chief Technical Officer

Preston Platt

Preston is a versatile and accomplished Art Director, 3D Generalist, and XR Developer with over 17 years working in 3D and Gaming Industry. Preston has strategized and executed award-winning designs and applications for the enterprise and entertainment industry, digital agencies, and top-tier brands. Since 2010, Preston has developed AR/XR experiences for platforms such as Google, ODG, Microsoft, Magic Leap and mobile devices.



Advisor

Ray Lane

Ray is a technology executive and venture capitalist best known for leading the turnaround of Oracle Corporation in the 1990's. As Oracle's President and COO, Ray re-established the company's leadership in the database market and grew Oracle's market cap by 65x to over $200 billion. After leaving Oracle, Ray became a Managing Partner with Kleiner Perkins for 14 years before becoming Partner Emeritus with the firm.



Advisor

Rohit Varma, MD MPH

Rohit is a world-renowned physician-scientist and recognized as a visionary leader in glaucoma and the epidemiology of eye diseases. He is the Founding Director of the Southern California Eyecare and Vision Research Institute (SCEVRI), which is located at the CHA Hollywood Presbyterian Medical Center, a nationally recognized acute care facility providing compassionate support for Hollywood and its surrounding diverse communities since 1924.



Chief Operating Officer

Dipak Panigrahi

Dipak is a licensed ophthalmologist who brings over ten years experience as a medical executive for such notable firms as Merck and Novartis. He is also experienced in medical device strategy as well as mergers and acquisitions

IN THE MEDIA

ILLUSIO Is Already Making Headlines...

The revolutionary platform is getting press coverage from around the globe...

International Business Times

▶ *"Virtual Mirror Gives Women Accurate Image Of How Their Boob Jobs Will Look"*

Forbes

▶ *"The Top Techie Breast Investments That Offer The Best Return (And Cleavage)"*

medGadget

▶ *"Augmented Reality Tech to Help Size Up Breast Implants"*

OZY

▶ *"Building a Better Breast"*

DAILY Mirror

▶ *"App makes boobs look bigger so women can tell what they will look like before surgery"*

VRfocus

▶ *"Plastic Surgery Outcomes Can Now be Visualized Using AR"*

Your Opportunity To Invest In ILLUSIO Pre-IPO.

ILLUSIO, the world's first augmented reality platform for cosmetic surgery, is opening its doors to **a limited number of ground-floor investors** in anticipation of rapid growth and demand for its technology. Openings are on a <u>first-come, first-serve basis.</u>

ILLUSIO

ILLUSIO Is Raising Up To $1.07 Million

at $1.09 per share for a pre-money valuation of $15 million.

Use Of Funds:

-**Product Development:** $200,000
-**Marketing:** $270,000
-**Loan Repayment:** $300,000
-**Staff & Personnel:** $300,000

Why Invest in ILLUSIO?

▶ The **world's first** "virtual mirror" for cosmetic surgery

▶ **Patent-protected, state-of-the-art technology** that could revolutionize the cosmetic surgery industry.

▶ **Partnership with Mentor Worldwide**, the #1 global brand of breast implants. It's only partnership of its kind in the industry and will drive sales and **accelerate growth.**

▶ **The platform can increase sales, decrease costly reoperations,** and **reduce consultation time,** making it a no-brainer for surgeons to adopt it.

▶ Set for potentially **rapid U.S. and international expansion.**

▶ Launching visualizations for other popular procedures such as liposuction should add new revenue streams.

EXHIBIT E
VIDEO TRANSCRIPT

Illusio Video Transcript

Ethan Winner: It's ridiculous when you think about someone going through an invasive procedure like plastic surgery and not having a true understanding of what the outcome's going to be. Why would a woman or man go to get a consult for plastic surgery and not have a way to visualize the outcome? In today's world with technology, that's an absolute possibility, and that's why ILLUSIO exists, because we think every patient should have that as part of the consult.

Ethan Winner: Our platform is based on a virtual mirror. So think of a virtual mirror as a wall mounted TV. A patient can look into that TV, looking at themselves, face or body, turn side to side, see themselves, but augmented reality is when you take a virtual image and you superimpose it on what they're seeing, so now they're seeing themselves with a virtual piece. Let's say breast augmentation. The breast would be virtual. The doctor can transform and manipulate that breast model to visually replicate what's in the doctor's mind. Now the patients have a totally clear understanding of what they want to look like. They can tell the doctor, "Maybe a little more," or, "a little less," in realtime. They can make those changes and have the same exact expectation of what that procedure is going to do. ILLUSIO is great with all types of aesthetic plastic surgery, so if we look at liposuction, abdominoplasty, breast augmentation, and even above the neck, eyelid surgery and nose reconstruction, anytime you want to visualize the outcome of surgery, that's when the ILLUSIO visualization platform should be used.

Ethan Winner: One of the most exciting things about our company is a new partnership with Mentor Implants, which is the Johnson and Johnson implant company. Now, this is for breast augmentation, but it serves as entree into all of the plastic surgery centers and doctors in the United States and around the world. Johnson and Johnson or Mentor, their implant company, and us have had a good relationship for a number of years. They've been watching what we do. We knew that all patients wanted visualization, so we created an application targeted at those patients.

Ethan Winner: At the same time, Mentor was redirecting a lot of their marketing efforts towards educating patients on the possibilities of breast augmentation, so when they knew that they were going towards patients and they learned that we were focusing on patients, it was a natural fit. So now we came together and the core piece of this partnership is a new visualization tool, which is going to be on the breastimplantsbymentor.com website. ILLUSIO developed all of the core functionality for the visualizer. In essence, that visualizer is a limited functionality version of our full functionality version that is sold to plastic surgeons. So now when you go to breastimplantsbymentor.com you'll see the Mentor Visualizer, powered by ILLUSIO.

Ethan Winner: With ILLUSIO, with that core platform being the virtual mirror, when a woman sees herself and has a total experience, you understand what's happening much, much more. When you understand something, you're going to be happier with the outcome because you knew what to expect. You knew what the doctor expected, and this is a critical thing that's happening, the shared expectation between the surgeon and the patient. So now you come out of surgery, the patient's happier. The decision was made quicker. Referrals are going to be higher. Patient satisfaction is going to be higher. If the patient's happy, the doctor's going to be happy. If the doctor knows that the patient understands the expectations for surgery, then the outcome's going to be better for both parties. A visual conversation is always better than a verbal conversation, and that's what we do at ILLUSIO.